GUIDANT

SHARING



CONTENTS

(cover, left to right)
David Royle, his wife, Heather, and her father, Robert Toay.
See story, page 2.

Financial Highlights

GUIDANT CORPORATION

Year Ended December 31	2002	As Adjusted 2002[1]	2001	As Adjusted 2001[2]	Growth As Adjusted
In millions, except per share data					
Net sales	$3,239.6	**$3,239.6**	$2,707.6	$2,707.6	19.6%
Gross profit	2,442.6	**2,442.6**	2,045.3	2,045.3	19.4%
% of Net sales		***75.4%***		*75.5%*	
Research and development	437.5	**437.5**	381.4	381.4	14.7%
% of Net sales		***13.5%***		*14.1%*	
Net income	611.8	**681.4**	484.0	509.2	33.8%
% of Net sales		***21.0%***		*18.8%*	
Earnings per share–diluted	$ 2.00	**$ 2.23**	$ 1.58	$ 1.66	33.9%

1 Adjusted net income and earnings per share–diluted (EPS) in 2002 exclude the effects of:
- $35.9 million purchased in-process research and development (IPRD) for an exclusive license from Novartis Pharma AG and Novartis AG for the right to utilize the drug everolimus in drug eluting stents
- $19.3 million IPRD recorded in conjunction with the acquisition of Cardiac Intelligence Corporation
- $105.2 million net litigation benefit resulting primarily from an award against Medtronic, Inc. in April 2002, offset in part by a charge related to the ongoing ANCURE® ENDOGRAFT® System investigation and related matters
- $40.0 million contribution to the Guidant Foundation
- $60.6 million termination payment and related expenses associated with the termination of the Cook Group Inc. merger agreement
- $31.0 million for the restructuring of endovascular solutions operations
- $12.0 million tax impact of special items

2 Adjusted net income and EPS in 2001 exclude the effects of:
- $15.0 million IPRD related to the acquisition of embolic protection device technology from Metamorphic Surgical Devices, LLC
- $25.0 million of expenses associated with the ANCURE ENDOGRAFT System voluntary recall and the first-generation VENTAK PRIZM® Implantable Cardioverter Defibrillator field action
- $14.8 million tax impact of special items

See Notes 4 and 5 in the notes to the consolidated financial statements for further description of these items.

Extending the lives—and improving the quality of life—of millions of people around the world who suffer from life-threatening cardiac and vascular illness is the overriding mission of the men and women of Guidant. It is a purpose they share not only with each other, but also with the physicians, nurses, hospitals and healthcare organizations that are the Company's partners in an ongoing battle against cardiovascular disease.

It is also a purpose they share with the patients themselves, people whose lives have been touched by Guidant's continuing stream of innovative technologies and therapies. These innovations are designed to help physicians provide advanced medical treatment that can change outcomes for patients, allowing them to reclaim their lives—and to share the time of their lives with the families and friends they cherish.

Guidant's 11,000 employee-owners pursue their work with unrelenting dedication, passion and resolve. Their gratification is based on the certain knowledge that their personal contributions are helping to save and improve the lives of patients in every corner of the globe. Much of the time, their faces are never seen. But sometimes the reward comes much closer to home, and the faces are exceedingly familiar.

In this year's annual report, you'll meet a few of those faces. They belong to the relatives and friends of Guidant employee-owners, and each one is enjoying a longer, healthier life because of Guidant technologies. Together, the patients in this year's report are living proof of the good that can happen when a purpose is shared.

SHARING A PURPOSE

WAS EXPERIENCING DIZZY SPELLS BEFORE SHE RECEIVED HER PACEMAKER, BUT THOSE ARE ALL GONE NOW / **DAVID HAWRING** AFTER PACEMAKER IMPLANTATION, HIS GRANDFATHER IS BACK TO AN ACTIVE LIFE AND SWIMMING EVERY DAY / **JEFF JOLIET** HIS GRANDFATHER-IN-LAW IS ENJOYING LIFE AND GREAT-GRANDCHILDREN AGAIN AFTER A PACEMAKER IMPLANT / **BYRON LAMBERT** AFTER HIS FRIEND'S FATHER, DAN NARRON, RECEIVED STENT THERAPY, HE WAS BACK TO WORK WITHIN A WEEK / **NICHOLAS MASTERJOHN** AFTER RECEIVING A PACEMAKER IMPLANT IN 2002, NICK QUICKLY RETURNED TO HIS JOB IN THE COMPANY'S CUSTOMER CONTACT CENTER / **LUCILLE MATTSON** WHEN HER HUSBAND, DICK, WAS DIAGNOSED WITH A COMPLETE BLOCKAGE IN HIS HEART, HIS PHYSICIANS SUGGESTED MEDICATION ONLY, BUT LUCILLE INSISTED ON STENT THERAPY, AND DICK PASSED A RECENT STRESS TEST WITH FLYING COLORS / **PATTY MCKAY** HER FATHER RECEIVED STENT THERAPY AFTER A HEART ATTACK, AND SUBSEQUENTLY AN ICD; HE NOW CALLS HIMSELF "THE BIONIC MAN" / **MIKE MINIATI** DIAGNOSED WITH A 85 PERCENT BLOCKAGE, HIS COUSIN HAD SEVEN STENTS IMPLANTED, AND NOW SHE'S RETURNED TO WATER AEROBICS THREE TIMES A WEEK / **JEFF MONROE** HIS FORMER BOSS, BEST SELLING AUTHOR JOHN MAXWELL, RECEIVED STENT THERAPY AFTER A HEART ATTACK, AND IS NOW BACK ON THE SPEAKER CIRCUIT / **SHERRI MUNOZ** AFTER BEATING HEART SURGERY, HER FATHER WAS OUT OF THE ICU WITHIN 24 HOURS AND HOME FROM THE HOSPITAL IN LESS THAN A WEEK / **LINDA RAGGI** HER FRIEND GRANT LINDHOLM SUFFERED A HEART ATTACK WHILE IN THE EMERGENCY ROOM AND SUBSEQUENTLY RECEIVED STENT THERAPY, WHICH HE CREDITS WITH SAVING HIS LIFE / **ANNETTE RUZICKA** HER FATHER-IN-LAW SUFFERED A MAJOR HEART ATTACK AND AN EPISODE OF SUDDEN CARDIAC DEATH, BUT WITH THE HELP OF AN ICD, HE'S BACK TO HIS OLD LIFE AGAIN / **MEG SALINE** HER FATHER WAS IMPLANTED WITH A PACEMAKER IN 1991, AND HAS BEEN GOING STRONG EVER SINCE / **SANDRA SCHENK** HEART FAILURE THERAPY HAS DRAMATICALLY IMPROVED THE HEALTH OF HER BROTHER-IN-LAW AND HELPED HIM STAY ALIVE TO WATCH HIS SON GROW UP / **MICHAEL SHEFFRIN** HIS STEPFATHER RECEIVED STENT THERAPY WHILE ON A FAMILY VISIT AND IS GRATEFUL TO HAVE HIS LIFE BACK / **CINDY SHERMAN** ALTHOUGH ONLY 28 YEARS OLD, HER FRIEND GRANT SEARCY NEEDED AN ICD IMPLANT; NOW HE'S BACK AT SCHOOL AND CONFIDENT IN A FULL LIFE AHEAD / **TOM TODD** HIS SISTER-IN-LAW WAS IMPLANTED WITH A PACEMAKER IN 1999, AND SHE'S GETTING ON WITH HER LIFE AS A MOTHER OF THREE / **TOM VICTOR** SINCE RECEIVING HEART FAILURE THERAPY IN MARCH 2002, HIS FATHER-IN-LAW'S EJECTION FRACTION HAS SIGNIFICANTLY IMPROVED / **GARY WALKER** HIS FATHER-IN-LAW, DR. PHILLIP DANG, A RETIRED PHYSICIAN, WAS EXCITED TO LEARN THAT GARY WORKS FOR THE COMPANY WHOSE STENT THERAPY HELPED SAVE HIS LIFE / **DEBBIE WARD** SUFFERING FROM AN IRREGULAR HEARTBEAT, HER MOTHER WAS IMPLANTED WITH AN ICD, AND NOW ENJOYS AN ACTIVE LIFE AND PEACE OF MIND

>>

PATIENTS AROUND THE WORLD AND AROUND THE BLOCK

Guidant people are proud that their company's therapies are saving and improving the lives of patients worldwide—some who will always be strangers, and others who are near and dear. Here is just a sampling of their stories.

NICOLE ANDERSON WITH BOTH NICOLE AND HER MOTHER, NANCY, WORKING AT GUIDANT, IT'S A FAMILY AFFAIR—EVEN MORE SO BECAUSE HER GRANDMOTHER'S PACEMAKER MAY HAVE BEEN WELDED OR LASER-MARKED BY HER MOM / **JANET BABKA** HER COUSIN KATHY SHOWS PEOPLE A DEMO UNIT OF HER PACEMAKER AT EVERY OPPORTUNITY / **TIMOTHY BAILEY** AFTER STENT AND PACEMAKER IMPLANTS, HIS FATHER-IN-LAW IS BACK TO HIS LIFE / **JOHN BARNICKEL** WHEN HIS FATHER NEEDED AN ICD, JOHN MADE SURE IT WAS ONE OF GUIDANT'S / **KEN BAYNE** AFTER STENT THERAPY IN 1997, HIS GRANDFATHER IS WALKING TWO MILES EVERY DAY / **JON BECKER** THE STENTS USED TO SAVE THE LIFE OF HIS FRIEND RALPH BLEIER WERE INVENTED BY A TEAM THAT JON HAD LED / **CONNIE BEIMERT** HER HUSBAND HAS BEEN A HEART FAILURE PATIENT SINCE 1989, AND AN ICD IMPLANT HAS SAVED HIS LIFE SEVERAL TIMES / **GREGG BOECK** AFTER A SERIES OF FAINTING SPELLS, HIS WIFE'S GRANDMOTHER RECEIVED A PACEMAKER AND HASN'T HAD A FAINTING PROBLEM SINCE / **KEITH BRAUER** ANGIOPLASTY AND STENT THERAPY HAVE ENABLED HIS MOTHER, ELEANOR, TO CELEBRATE HER 80TH BIRTHDAY WITH HER FAMILY ON A CARIBBEAN CRUISE / **MARGIE BRENEMAN** AFTER RECEIVING STENT THERAPY, HER SISTER-IN-LAW'S FATHER WAS ABLE TO FLY TO INDIA TO PERFORM OPEN HEART SURGERIES / **LAURA BROWN** BOTH HER FATHER AND HER BROTHER-IN-LAW HAVE RECEIVED STENT THERAPY AND ARE BACK TO ENJOYING THEIR LIVES AND THEIR FAMILIES / **CYNTHIA BURQUE** HER GREAT UNCLE IS BENEFITING FROM A PACEMAKER THAT SHE BUILT / **JAN CORSTJENS** AFTER FAINTING WHILE BEHIND THE WHEEL, HIS NEIGHBOR RECEIVED PACEMAKER THERAPY, AND IS CLEARED TO DRIVE AGAIN / **JANICE COVERDALE** HEART PROBLEMS WERE KEEPING HER FRIEND NICK'S ACTIVITIES TO A MINIMUM, BUT AFTER RECEIVING AN ICD, HE'S BACK TO HIS ACTIVE LIFESTYLE / **MARION DAGOSTINO** A PACEMAKER IMPLANT HAS HELPED HER 88-YEAR-OLD MOTHER-IN-LAW RETURN TO THE LIFE SHE LOVES / **MARNIX DENYS** HIS FRIEND GUY MOLCHART IS A HEART ATTACK SURVIVOR AND, AFTER STENT THERAPY, HE'S PLAYING FOOTBALL AGAIN AND SPENDING LOTS OF TIME WITH HIS BABY / **CONNIE ELLIANO** HER MOTHER

GUIDANT

DAVID ROYLE / FINANCIAL CONTROLLER, U.K. AND NORDIC OPERATIONS / BASINGSTOKE, ENGLAND

"OUR HEART FAILURE THERAPIES AREN'T ONLY ABOUT SAVING LIVES, THEY'RE ALSO ABOUT QUALITY OF LIFE—KEEPING PATIENTS UP AND ABOUT, WHO MIGHT OTHERWISE HAVE BECOME BEDRIDDEN. IT'S REALLY GOOD TO SEE IT WORKING FOR MY OWN FATHER-IN-LAW."

PATIENT

ROBERT TOAY / MESA, ARIZONA

"A year ago I felt miserable all of the time, but now my life has changed. I'm exercising and playing golf again, and I have a new will to live!"

PHYSICIAN

EDWARD ROWLAND, M.D. / CONSULTANT CARDIOLOGIST, ST. GEORGE'S HOSPITAL / LONDON, ENGLAND

"Patients who have heart failure are at risk of two problems. One is that the heart muscle pump deteriorates more and more. The other is the development of lethal heart rhythms. After implantable cardioverter defibrillators (ICDs) came along, we could protect our patients from sudden and life-threatening abnormal heart rhythms, but inexorably many of these patients went into worsened heart failure, with a consequent deterioration in their quality of life. Now—with resynchronization therapy with an ICD—we can attack both sides of the problem."



Robert Toay and
Dr. Edward Rowland



A HEART FAILURE PATIENT HEADS BACK TO THE GOLF COURSE AND THE TENNIS COURT.

Robert and Marylee Toay know all about life in the global village. With one daughter in Arizona and three children in England, the couple is often crossing the Atlantic. Because Robert had divided his career between the United States and the United Kingdom, both he and his wife have close friends and family on either side of "the pond." Keeping up with all of them led to a globetrotting lifestyle that would have been the best of both worlds, except for one serious problem: Robert was diagnosed with congestive heart failure, and his condition steadily deteriorated.

"It got to the point that I really didn't want to go on living the way I was living," he said. "There were so very few things I could do. In a four-story house, I needed two rest stops just to make it to the top floor."

In the late summer of 2002, the gloom began to lift when a new heart failure treatment was recommended, and Robert was referred to Dr. Edward Rowland. To help prepare his in-laws for that meeting, Robert's son-in-law David put them in touch with one of his Guidant colleagues Carl Hughes, therapy development manager. Carl helped identify the questions that needed to be asked, and was present in the operating theater at London's Harley Street Clinic when the surgery was performed. Robert was implanted with Guidant's CONTAK RENEWAL® 2 cardiac resynchronization therapy defibrillator, not yet available in the United States, and after a month, he was fully recovered. "I'm back on the golf course, and I can even run around on a tennis court," he said. "This has made a wonderful difference in my life, and Guidant is really on the top of my list."



David Royle *(left)* and his father-in-law, Robert

GUIDANT

PANNIDA PITIKULTANG / COUNTRY MANAGER (THAILAND) / BANGKOK, THAILAND

"WHEN FRIENDS AND RELATIVES—LIKE MY FATHER-IN-LAW—ARE FACED WITH HEART DISEASE, THEY ALWAYS CALL ME FOR SUGGESTIONS. I'M GLAD THAT I CAN HELP, AND PROUD THAT MY COMPANY HAS THE HIGH-QUALITY THERAPIES THEY NEED."

PATIENT

MANA TANGSAILERTKUL / BANGKOK, THAILAND

"I have no chest pain anymore, and I'm getting back to my old life, enjoying my grandchildren and looking forward to traveling across the country once again."

PHYSICIAN

WASAN UDAYACHALERM, M.D. / CARDIAC INTERVENTIONIST, KING CHULALONGKORN MEMORIAL HOSPITAL / BANGKOK, THAILAND

"We are now able to eliminate the need for bypass surgery for many of our patients because of stent therapy. New stent technologies and equipment are continually improving patient outcomes, and patients can routinely go back to a normal life in just a few days. This kind of coronary intervention is growing rapidly nowadays and, hopefully, in the next few years, long-term results may actually be a bit better than those achieved through surgery."



NEW TREATMENTS FOR CORONARY ARTERY DISEASE

STENT TECHNOLOGIES FOR TREATING CORONARY ARTERY DISEASE



/ Stent systems keep arteries open with small, latticed metal tubes. Guidant's introduction of at least one new stent platform each year since 1997 is benefiting more than 2.5 million patients.

/ This year, the Company is pioneering an innovative new class of stents made with a cobalt chromium alloy*, which allows for a thinner-strut stent design, while maintaining the radial strength and X-ray visibility of today's stainless steel stents.

/ To combat the problem of restenosis, a re-blockage around the treatment site, Guidant launched a new-generation radiotherapy system, and is currently developing a stent coated with everolimus, a drug compound that has shown promising preclinical results.

*Investigational device limited by federal (U.S.) law to investigational use only.

STENT THERAPY ELIMINATES CHEST PAIN FOR A PATIENT WITH SEVERE CORONARY ARTERY DISEASE.

Mana Tangsailertkul has been blessed with a close and loving family that includes one son and three daughters, two little grandchildren who come to visit every weekend, and a daughter-in-law named Pannida whose guidance and support have been a real advantage in his battle with coronary artery disease.

More than two years ago, Mana began to experience chest discomfort and shortness of breath, but he kept quiet about these symptoms until August 2002, when his chest pain had become severe. On Pannida's advice, he was taken to the hospital for immediate medical attention. Tests revealed a total blockage in two of the main arteries in his heart, and an 80 percent blockage in another, which had been responsible for his symptoms. The recommended remedy was open heart surgery. Fearful of that procedure, Mana adamantly refused, despite the prospect of continued chest pain and the possibility of a heart attack.

With her years of Guidant experience, Pannida understood his risk and knew that stent technologies could be a solution. She consulted with Dr. Wasan Udayachalerm, who reviewed Mana's angiography results and confirmed that her father-in-law was definitely a candidate for stent therapy. After the first implantation, Mana's chest pain completely disappeared, and in about a week he was fully recovered. But by November, a new lesion had developed, calling for another intervention. He is feeling better every day, enjoying his family again and planning his next journey to the provinces of Thailand.



(left to right)
Pannida Pitikultang, her father-in-law, Mana Tangsailertkul, and her husband Saipon Tangsailertkul



Mana and Dr. Wasan Udayachalerm

GUIDANT

STEVE WATERHOUSE / TRAINING CONSULTANT / SCARBOROUGH, MAINE

"THE NEW ENDOVASCULAR APPROACH FOR AAA REPAIR IS JUST A BLESSING, AND I SAW ITS VALUE LAST YEAR IN TREATING SOMEONE VERY SPECIAL TO ME. THANKS TO GUIDANT AND ITS PEOPLE, MY FATHER HAS HIS LIFE BACK."

PATIENT

JOHN WATERHOUSE / EAST AURORA, NEW YORK

"It's good to know that our medical world has progressed far enough to make this procedure possible, and to allow a guy like me to go on enjoying life!"

PHYSICIAN

PAUL ANAIN, M.D. / VASCULAR SURGEON, ANAIN AND ANAIN, LLP / BUFFALO, NEW YORK

"We wanted to avoid the traditional open procedure for abdominal aortic aneurysm repair not only because of John's risk factors, but also because he's an active man. We wanted to get him out of the hospital and back to living his life as quickly as possible, and for both of these reasons, the ANCURE® ENDOGRAFT® System was the best choice. It gives our patients the best chance of lower complications and fast recovery–without a lengthy stay in the hospital."



(left to right)
John Waterhouse,
Dr. Paul Anain and
Dr. Joseph Anain



MINIMALLY INVASIVE ABDOMINAL AORTIC ANEURYSM (AAA) REPAIR



INNOVATIVE SOLUTION FOR TREATING ABDOMINAL AORTIC ANEURYSM (AAA)

/ AAA is a balloon-like enlargement in the aorta, the main blood vessel in the abdominal region. It can easily grow and eventually rupture, which is fatal 80 percent of the time.

/ Approximately 2.7 million Americans are affected by AAA. It is the 13th leading cause of death in the nation, and the third leading cause of sudden death in men over the age of 60.

/ In over a decade of pioneering effort, Guidant has developed more than 100 graft sizes in three configurations—each one is hand-sewn, a skill that requires months of training.

A SAVVY PATIENT GOES ONLINE TO FIND A LESS-INVASIVE TREATMENT FOR AAA REPAIR.

When John Waterhouse learned he was suffering from an abdominal aortic aneurysm (AAA), he was not only concerned about the potential of a life-threatening rupture, but also about the traditional repair. This is an open surgical procedure that requires a large incision in the abdominal wall from the breastbone to the pubic bone, and is usually followed by 24 hours in intensive care, at least one week in the hospital, and several months of convalescence at home.

The 78-year-old believed that was more than he could handle, and although he says he's no "computer guru," he was quickly online searching for a less-invasive approach. About 2:30 a.m., he found Guidant's Web site and discovered the ANCURE System. For more help, he called his son Steve, a consultant to Guidant, who immediately began to network among his Guidant colleagues. The telephone trail led to Randy Delgatti, territory manager, who was on a fishing trip in the Adirondacks. But, even in a canoe, Randy's cell phone was at the ready, and so was he. By the end of the day, he'd gotten John connected with Drs. Joseph Anain and Paul Anain, and after preliminary tests, the procedure was scheduled.

The AAA repair, using Guidant's ANCURE System, required only two small incisions on each side of the groin. John was out of the hospital the next day, and two weeks later, was back on the golf course. That was in the summer of 2002, and John and his wife, Joyce, are still celebrating. "I'm not ready to finish my life yet," he said. "I'm still having a ball!"



Steve Waterhouse *(left)* and his father, John

GUIDANT

JENNIFER RAYMOND / SENIOR BUSINESS ANALYST / TEMECULA, CALIFORNIA

"AFTER BUSINESS SCHOOL, I WANTED TO JOIN A COMPANY THAT REALLY CONTRIBUTES TO PATIENT HEALTH, AND GUIDANT HAS A VERY DEEP CONNECTION. EVERYONE SEEMS TO HAVE A PATIENT STORY, AND NOW I HAVE ONE, TOO—LIFESAVING THERAPY FOR ONE OF MY CLOSEST FRIENDS."

PATIENT

HEATHER SORENSEN / LOS ANGELES, CALIFORNIA

"I'm assuming I'll be around for a long time now, spending lots of time with my husband and my little girl, and the new baby who's on the way."

PHYSICIAN

JEFFREY S. GOODMAN, M.D., F.A.C.C. / CARDIAC ELECTROPHYSIOLOGIST, CEDARS-SINAI MEDICAL CENTER / LOS ANGELES, CALIFORNIA

"For patients like Heather, with life-threatening ventricular arrhythmias, an implantable defibrillator is undoubtedly the best protection against sudden cardiac death, which causes the death of more than 400,000 Americans every year. In this day and age we don't sit around and wait for people to die. We now try to prospectively identify patients who are at high risk in order to prevent unnecessary deaths. Study after study has confirmed that the best treatment to protect against SCD is the implantable defibrillator."



(left to right)
Heather Sorensen, her daughter Isabella, and Jennifer Raymond

LIFESAVING THERAPY FOR SUDDEN CARDIAC DEATH (SCD)



IMPLANTABLE CARDIOVERTER DEFIBRILLATORS (ICDs) SAVE LIVES



/ Abnormally fast and life-threatening heart rhythms can lead to SCD, the abrupt loss of heart function responsible for more than 63 percent of all cardiac deaths in the United States.

/ Once these dangerously fast rhythms have begun, the only effective treatment is an electrical shock delivered by a defibrillator.

/ About the size of three stacked silver dollars, Guidant's ICDs have 20 million transistors and more computing power than the original Apollo spacecraft. They monitor every single heartbeat and, if necessary, shock the heart back to normal rhythm.

A DETERMINED YOUNG MOTHER FINDS PROVEN PROTECTION FROM SUDDEN CARDIAC DEATH.

Although Heather Sorensen had experienced palpitations as a teenager, she'd never been diagnosed with a heart condition. During her first pregnancy, the palpitations seemed to become more intense, but a series of tests proved to be inconclusive—at first. "I was sitting very calmly one day, when my heart began the horrible flutter," she said. Wearing a Holter monitor, Heather was able to record the episode, and her doctor had first-time evidence of the life-threatening heart rhythm.

She was admitted to St. John's Hospital in Santa Monica for more testing and heart rhythm monitoring, and with a baby on the way, her concerned physicians kept her monitored in bed for the last five weeks of her pregnancy. That was no problem for little Isabella, who arrived safe and sound on May 18, 2001! Heather had a beautiful new baby, but still no cardiac solution.

Determined to find an answer, she underwent more tests and sought additional opinions, ultimately meeting with Dr. Jeffrey Goodman in Los Angeles, who diagnosed her condition as ventricular tachycardia, an abnormal heart rhythm that can lead to sudden cardiac death. For the ultimate protection, and in view of Heather's desire for future pregnancies, he recommended that an ICD be implanted. Jennifer Raymond, a close friend from UCLA business school, who'd since gone to work for Guidant, was able to provide a wealth of product information and Internet sources, along with continuing moral support. Heather decided to go forward with the implant, and that's ensured a normal, active life.
"I'm totally healthy now," she said. "I go to the gym every day, I'm swimming and—here's more good news—I'm pregnant again!"





Heather and Dr. Jeffrey Goodman

GUIDANT

PAUL TYSKA / REGIONAL MANAGER, CARDIAC SURGERY / CHICAGO, ILLINOIS

"WE'VE SEEN FIRSTHAND THE BENEFITS OF BEATING HEART PROCEDURES FOR PATIENTS LIKE MY AUNT MILLIE, AND I FEEL HONORED AND PRIVILEGED TO HAVE BEEN A PART OF THIS NEW WAVE THAT IS CHANGING CARDIAC SURGERY."

PATIENT

MILDRED HINDES / POMPANO BEACH, FLORIDA

"I recovered from my surgery in about a month and was back to my life. It almost seems miraculous."

PHYSICIAN

IMAD TABRY, M.D. / CARDIAC SURGEON, CARDIOVASCULAR AND THORACIC SURGEONS OF GREATER FT. LAUDERDALE, LLP / FT. LAUDERDALE, FLORIDA

"There is evidence that the heart-lung machine used in conventional bypass surgery is deleterious for the patient, causing potential damage to the brain, kidneys, blood stream and the heart itself. All of these problems have been markedly diminished since we learned to do beating heart procedures. I started doing them on about 2 percent of my patients six years ago, then 10 percent, then 20 percent. Nowadays, unless there are some very unusual circumstances, that's all I do. That's called progress."



Dr. Imad Tabry and Mildred Hindes





INNOVATIVE BEATING HEART SURGICAL PROCEDURES

/ During coronary artery bypass surgery, surgeons take a portion of a small blood vessel from the leg, arm or chest to use as the new "bypass artery."

/ Guidant's beating heart systems allow surgeons to bypass clogged arteries without stopping the patient's heart—an approach that studies have shown reduces postoperative hospital length of stay, blood transfusion rates and cognitive dysfunction associated with conventional procedures.

/ Approximately 375,000 bypass surgeries are performed in the United States annually. Twenty-five to 30 percent use beating heart technology and nearly 35 percent use minimally invasive vessel harvesting, and the percentages are increasing every year.

EMERGING TECHNOLOGIES FOR CARDIAC SURGERY

AFTER BEATING HEART CORONARY SURGERY, A VERY SPRIGHTLY LADY KEEPS UP A FAST PACE.

With unfailing good humor and a zest for living, Mildred Hindes enjoys an active life at her retirement community in Florida. But that was seriously threatened by coronary artery disease. Mildred's condition was diagnosed in the early 1990s, and steadily progressed despite medical treatment. By the end of the decade, her arterial blockages had become so severe that future heart attacks were a distinct possibility, and she was referred to Dr. Imad Tabry for coronary bypass surgery.

By performing beating heart surgery, Dr. Tabry avoided the need for a heart-lung machine, and the likelihood of associated complications was significantly reduced. Mildred came home from the hospital after five days, and in about a month's time, had fully recovered.

Although located in Chicago, Guidant's Paul Tyska stays in telephone contact with his Aunt Millie, keeping a watchful eye on her progress. He's gratified that Guidant's technology was used during her surgery, and is delighted that she hasn't slowed down. She's returned to a whirlwind of activity with her husband, William, their four daughters who live nearby, and 13-year-old granddaughter, Brittany. Mildred swims every day, and four or five times a year flies to Chicago to roam the neighborhoods of her old hometown and visit the only daughter who's moved away. "I have a lot of company all the time," Mildred said, "and there's always something to do." She likes it that way.



Paul Tyska and his Aunt Millie.

GUIDANT

ELVIN GUTIÉRREZ ALMODÓVAR / RESEARCH SCIENTIST / DORADO, PUERTO RICO

"OUR WORK IS VERY IMPORTANT HERE BECAUSE OUR PRODUCTS AFFECT THE LIVES OF SO MANY PATIENTS AND THEIR FAMILIES. IN MY CASE, IT'S OUR PACING THERAPY THAT IS EXTENDING MY FATHER'S LIFE."

PATIENT

RAMON GUTIÉRREZ / SAN GERMÁN, PUERTO RICO

"Because I have a pacemaker, I've had no more problems with my heart. I feel very secure with it, and I'd recommend it to everybody—100 percent."

PHYSICIAN

FRANCISCO JAUME, M.D., F.A.C.P., F.A.C.C. / CARDIOLOGIST, HOSPITAL DE LA CONCEPCIÓN / SAN GERMÁN, PUERTO RICO

"Pacemakers have solved an enormous problem for patients like Ramon. Before they became available in the late 1950s, there was really no control for a dangerous, slow heart rate. We could use medication, but it wasn't very effective. In a case like Ramon's, the patient could lose consciousness completely, possibly suffering a serious injury from a fall, and if the heart didn't start spontaneously, the patient would die. The pacemaker resolves this problem. It is the only solution."



Ramon Gutiérrez *(left)* and his son Elvin

LEADING-EDGE ADVANCES IN PACEMAKERS

A NEW GENERATION OF PACING SYSTEMS



/ Pacemakers deliver an electrical impulse to correct a slowed or irregular heart rhythm. Smaller than a matchbook, Guidant's newest generation of pacemakers features a more physiological shape for greater patient comfort.

/ Guidant's latest pacemakers automatically adapt themselves to patient needs and verify proper device settings and stimulation.

/ For physicians, Guidant's new pacing system offers nearly three times the capacity of previous generations to track and store a record of electrical activity within the patient's heart.

A GUIDANT PACING SYSTEM MEANS "NO MORE PROBLEMS" FOR A RETIREE IN PUERTO RICO.

In 1985, Ramon Gutiérrez was rushed to the emergency room after being found unconscious in his home. He'd had five of these fainting episodes since he was 23 years old, but a series of electrocardiograms had shown only normal heart activity, and his condition remained undetermined. While under constant monitoring in the intensive care unit at Hospital de la Concepción, however, he suffered another of these episodes, and this time it was documented. His condition was diagnosed by Dr. Francisco Jaume, who implanted Ramon's first pacemaker.

After the implant, Ramon enjoyed a normal, active life with his wife Eneida, working in Puerto Rico's Department of Agriculture and raising four children. There were no more fainting incidents until 1999, when he was visiting a son in Austin, Texas. Consequently, a new Guidant pacemaker was implanted, and just two days later, Ramon resumed his vacation, traveling to Houston, Galveston and San Antonio.

Ramon's son Elvin was only 12 years old when his father received his first pacemaker, and all the little boy knew was that something had happened to his dad, but that everything was okay. Now, as a research scientist at Guidant, he understands it all, and keeps a close watch, always available to answer questions and lend support. Happily, Ramon doesn't need much of that. He's enjoying his retirement to the fullest—not only a busy travel schedule and lots of fun with the family, but also a new weekend "getaway" home, just walking distance from the beach. "I have my pacemaker," he said, "and no more problems."




HOSPITA
H
PACIE
LUNES
ARE
Dr. Francisco Jaume and Ramon

RON DOLLENS, PRESIDENT AND CHIEF EXECUTIVE OFFICER, WITH JEAN STANLEY, MOTHER-IN-LAW

Like so many others in the Company, Ron's own family has been touched by Guidant's lifesaving therapies. While hospitalized three years ago, his mother-in-law, Jean, suffered two episodes of sudden cardiac death—in front of her daughter and granddaughter. A Guidant implantable defibrillator was the solution, and Jean has just celebrated her 91st birthday.



NEW SOLUTIONS IN HEART FAILURE THERAPY



TREATING A DISEASE OF EPIDEMIC PROPORTIONS

/ More than 22 million people worldwide suffer from heart failure, and more than 550,000 new cases are diagnosed each year in the United States alone, making it the world's fastest growing cardiovascular disease.

/ Guidant's cardiac resynchronization therapies provide electrical stimulation to both the right and left ventricles of the heart to improve timing, coordinate contractions and restore mechanical synchrony.

/ Guidant was the first company in the United States to provide cardiac resynchronization with defibrillation therapy to protect heart failure patients from the extremely fast heart rhythms that can lead to sudden cardiac death, responsible for about 40 percent of heart failure fatalities.

TO OUR INVESTORS, EMPLOYEE-OWNERS, MEDICAL PARTNERS AND PATIENTS:

Guidant's financial and operational performance in 2002 was the most successful in our history. Record-breaking sales and profitability were driven by exceptional growth across all major geographies and product lines. We continued to strengthen our core capabilities, while undergoing a remarkable transformation to ensure we are prepared for continued growth in the years ahead.

We believe our greatest success—*and the purpose we share*—is the difference we make in the lives of people suffering from cardiac and vascular disease. Our technology is used every 20 seconds of every day to treat more than 1.8 million patients annually. And now, through our leadership in sponsoring landmark clinical trials that have had a significant impact on clinical practice around the world, we have the opportunity to extend the gift of life and hope to many more patients.

With the introduction of Guidant's heart failure therapy in the United States in May 2002, the continued robust acceptance of the MADIT II study results and the preliminary findings of the landmark COMPANION heart failure clinical trial, we are just beginning to experience the enormous opportunities that lie ahead in our cardiac rhythm management business.

Recent clinical studies continue to validate the lifesaving, life-enhancing advantages of cardiac rhythm management therapies, and as a result we are aggressively pursuing every avenue to ensure acceptance and awareness. For example, we are strategically investing in our distribution capabilities to offer continued support for referring physicians and heart failure specialists. And we have developed a strong product pipeline that will result in the introduction, every quarter of this year, of innovative products for the treatment of sudden cardiac death and heart failure.

For the past five years we have been the worldwide market leader in coronary stents. A pioneering approach to treating coronary artery disease through drug eluting stents represents an unprecedented opportunity in the evolution of this therapy. Guidant has vigorously pursued multiple drug eluting stent programs, combining internal development efforts with strategic partnerships and licensing agreements. The knowledge we have gained will pave our way to future success with our new lead drug compound everolimus, obtained through an exclusive worldwide license finalized last September with Novartis.

We are fully committed to the opportunity that drug eluting stents represent, and expect to take significant market share once our drug eluting stent technology is launched. We have been the market leader in coronary stents for 20 of the last 21 calendar quarters, and our resident capabilities in product development, clinical trials and customer relations that ensured our leadership to date will continue to serve us well.

The opportunities for a more capable, sustainable Guidant are apparent, and the path has never been more clear. With the continued support of our shareholders and medical partners, we expect to establish new, higher benchmarks in improving the health and well-being of the patients we serve. In the final analysis, that is what our business is really about.

Ronald W. Dollens

RONALD W. DOLLENS
PRESIDENT AND CHIEF EXECUTIVE OFFICER


ANNUAL SALES GROWTH
DOLLARS IN MILLIONS
$3500
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$3240
00
01
02


2002 SALES BY PRODUCT
31% Implantable Defibrillator Systems
Coronary Stent Systems (U.S. End Users) 18%
Other Coronary Stent Systems, Angioplasty 24%
Emerging Therapies 7%

THE YEAR AND DECADE AHEAD

A look forward—questions & answers with Ron Dollens

HOW WOULD YOU CHARACTERIZE GUIDANT'S OVERALL FINANCIAL PERFORMANCE IN 2002? It was exceptional. We reported record full-year revenue of $3,239.6 million, representing $532.0 million, or 20 percent, year-over-year revenue growth. We delivered across all major product lines and geographies. Beyond this record operational performance, the Company continued to strengthen its core capabilities to ensure that we are prepared for the future. As a result, our opportunities and challenges are clear, and we are focused on what we need to do to succeed.

WHAT IS THE OUTLOOK FOR GUIDANT IN 2003? WILL A DELAYED ENTRY INTO THE DRUG ELUTING STENT MARKET AFFECT THE COMPANY'S FINANCIAL PERFORMANCE? To appreciate the scale of Guidant's opportunity in 2003, it is important to understand last year's growth drivers. Even as important as it has become, Guidant's U.S. coronary stent end-user revenues grew 4 percent versus the prior year, representing just 4 percent of Guidant's total growth last year. In contrast, the successful U.S. launch of our heart failure therapies and positive clinical trial results led to worldwide implantable defibrillator revenue growth of 40 percent versus 2001, amounting to an unprecedented 54 percent of total Guidant growth for the year. A continuation of these growth levels, non-U.S. coronary stent sales and Guidant's emerging opportunities should provide revenue drivers to offset the expected pressure on our U.S. coronary stent business in 2003.



WHAT IS YOUR STRATEGY TO MAXIMIZE THE ENORMOUS OPPORTUNITIES PRESENTED BY THE RESULTS OF THE MADIT II AND COMPANION CLINICAL TRIALS? We will continue our commitment toward clinical leadership—ensuring that our pipeline of cardiac rhythm management products is rich with advanced therapies that improve delivery, efficacy, functionality and longevity. And we will bring these new therapies to market with rhythmic predictability. However, the ultimate impact of these therapies depends on market development. We are aggressively pursuing a broad-based outreach campaign to ensure that the physician community, patients and their families—the people who drive healthcare decisions—are aware of the lifesaving benefits of these incredible technologies. Further, we are advancing the dialogue with policymakers to ensure that all potential patients have access to these important therapies. Guidant recently requested the Centers for Medicare and Medicaid Services to further extend coverage in light of new clinical evidence based on MADIT II results.

AFTER WORKING WITH TWO POTENTIAL COMPOUNDS FOR DRUG ELUTING STENTS THAT HAVE UNDERPERFORMED IN CLINICAL TRIALS, WHY DO YOU BELIEVE THAT EVEROLIMUS WILL SUCCEED? We have a much broader experience base, for one thing. We've benefited by the knowledge gained from our early actinomycin-D clinical results, and the learning acquired with

2002 SALES GROWTH


54% Implantable
Defibrillator Systems
Pacemaker Systems 10%
Emerging
Therapies 11%
Other Coronary
Stent Systems,
Angioplasty 21%
Coronary Stent Systems
(US End Users) 4%

R&D
DOLLARS IN MILLIONS


$500
400
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$438

paclitaxel. We've also benefited substantially from our collaborative work with Novartis.

To further strengthen our breadth of knowledge regarding everolimus, early in January 2003, we announced our intention to acquire certain assets of Biosensors International's everolimus eluting stent program. Biosensors has completed preclinical and human clinical studies outside the United States using a unique bioabsorbable polymer delivery system, which we will leverage to further strengthen the development of our everolimus eluting stent program.

Current efforts support a 2005 release of an everolimus eluting stent.



HOW WOULD YOU DESCRIBE GUIDANT'S CLINICAL LEADERSHIP? To foster clinical leadership, we have developed alliances with several leading research institutions and universities, as well as clinicians worldwide to develop solutions that address unmet clinical needs. Our strong heritage of sponsoring landmark clinical trials, including COMPANION, MADIT II, MADIT, MUSTT and CADILLAC, has demonstrated results that are significantly impacting clinical practice and patient outcomes around the world. We also are aggressively pursuing the next frontier of emerging medical technologies, such as carotid artery stenting, vulnerable plaque and bioabsorbable drug delivery systems.

HOW DO YOU EXPECT TO INCREASE SHAREHOLDER VALUE OVER THE NEXT FEW YEARS? To optimize the growth opportunities presented by the MADIT II and COMPANION trials, while expanding our therapies for the treatment of vascular disease and developing new technologies for beating heart surgery, we have planned to wisely invest our resources to enhance our capabilities and build on our strong market presence. We also will continue to evaluate well-targeted acquisitions that supplement our technology portfolio for the future.

WHAT IS GUIDANT'S STRATEGY OF STIMULATING GROWTH AND VALUE CREATION THROUGH ACQUISITIONS? Increasing the value of the firm and ensuring sustainable, profitable growth by enhancing our competitive position is the goal of any acquisition. Our external business development criteria are not substantially different than the criteria we use to evaluate opportunities within our corporation—we determine if the opportunity is an interesting business, contributes value to our understanding of technology and processes, leverages our global distribution organization and, ultimately, adds value to Guidant's overall competitive position.

WHY IS PUBLIC POLICY THE NUMBER ONE STRATEGIC ISSUE FOR GUIDANT? Public policies are critical to the Company because they determine whether there is timely patient access to quality care, and which patients will benefit from innovative therapies. They also impact the financial viability of healthcare providers, the funding required for continued innovation and can impede the flow of new products and new treatments for patients today and in the future. Because these policies have such enormous impact, Guidant is providing leadership to drive constructive change.

OPERATIONS REVIEW



/ New Product & Market Development
/ Health Policy
/ Corporate Governance

New Product & Market Development

PRODUCT DEVELOPMENT

Over the last four years, more than half of Guidant's revenue has been derived from products that are less than one year old. Consequently, new product flow is critical to Guidant's continued growth and profitability. A burgeoning product pipeline and the continuous innovation that are essential to a strong competitive product offering require substantial investments in research and development. In 2002, that investment amounted to $437.5 million, or 13.5 percent of sales, an investment that is higher as a percentage of sales than any other profitable medical technology company.

Proven Therapy for Heart Failure / The Guidant-sponsored COMPANION[1] clinical trial, one of the largest and most complex heart failure trials, was designed to determine whether cardiac resynchronization therapy with or without defibrillation could improve survival rates and decrease time to first hospitalization for advanced heart failure patients. Begun in October 1999, this groundbreaking study's enrollment was stopped based on the recommendation of the Data Safety and Monitoring Board in November 2002 when the preliminary data indicated that the primary endpoints were achieved. Of 1,600 patients receiving optimal drug therapy, those randomized to also receive cardiac resynchronization therapy showed, based on initial results, a 15–20 percent composite reduction in all-cause mortality and all-cause hospitalization.

COMPANION is the first medical device trial to demonstrate a long-term mortality benefit. For heart failure patients also receiving defibrillation therapy, all-cause mortality was reduced by approximately 40 percent. Based on these landmark findings, Guidant is preparing submissions to the U.S. Food and Drug Administration (FDA) for an expanded indication of its heart failure therapies, which could significantly increase the eligible U.S. patient population.

Over the past 12 years, Guidant has invested $350 million in developing innovative therapies for heart failure patients. In January 2003, Guidant launched the CONTAK RENEWAL system, representing its third-generation heart failure device, and the Company's third new heart failure system approved and launched in the United States since May 2002.

Sudden Cardiac Death (SCD) Protection for Heart Attack Survivors / MADIT II[2], initiated in 1997, was the third major study to provide compelling evidence that implantable cardioverter defibrillators (ICDs) save lives. The trial ended in November 2001 after clearly demonstrating that, for heart attack survivors with compromised heart function, use of an ICD dramatically reduced mortality from SCD, the abrupt loss of heart function that annually claims the lives of 400,000 Americans alone. MADIT II showed that patients implanted with an ICD and managed with optimal drug therapy had a 31 percent reduction in mortality compared with patients receiving only optimal drug therapy.

Based on these significant findings, in July 2002, the FDA approved an expanded-use indication for Guidant's family of ICDs, currently the only products to receive such an approval. In September 2002, a joint committee of leading medical societies updated physician practice guidelines to recommend use of implantable defibrillators for patients meeting the MADIT II criteria. In early February 2003, the Medicare Coverage Advisory Committee recommended expanding coverage to include the use of ICDs for Medicare patients who meet the MADIT II criteria. A final coverage decision is expected by the Centers for Medicare and Medicaid Services in the first half of the year.

Guidant continues to introduce new platforms for treating cardiac arrhyth-

1 Comparison of Medical Therapy, Pacing, and Defibrillation in Chronic Heart Failure
2 Multicenter Automatic Defibrillator Implantation Trial II



Management Committee members starting from opposite page, left to right **BEVERLY A. HUSS** PRESIDENT / ENDOVASCULAR SOLUTIONS **RONALD N. (NICKY) SPAULDING** PRESIDENT / EUROPE, MIDDLE EAST, AFRICA, CANADA **ROGER MARCHETTI** VICE PRESIDENT / HUMAN RESOURCES **R. FREDERICK MCCOY, JR.** PRESIDENT / CARDIAC RHYTHM MANAGEMENT **A. JAY GRAF** GROUP CHAIRMAN / OFFICE OF THE PRESIDENT **MARK C. BARTELL** PRESIDENT / U.S. SALES OPERATIONS **KEITH E. BRAUER** VICE PRESIDENT / FINANCE, CHIEF FINANCIAL OFFICER

mias at a record pace. In October 2002, Guidant introduced the VITALITY™ ICD System in Europe, offering new technical advancements and a smaller size. Patients with unusually slow heartbeats are expected to benefit from the new features, smaller size and physiological shape of Guidant's new INSIGNIA™ Pacing System, which was introduced in the United States in June 2002.

Advancements in Vascular Solutions / In 2002, the Company continued to build upon its legacy of commercializing market-leading stent technology. During the year, Guidant introduced its sixth-generation stainless steel stent platform, the MULTI-LINK ZETA™ Coronary Stent System, offering numerous technological advancements in deliverability. The MULTI-LINK VISION™ Coronary Stent System[3], the Company's first cobalt chromium coronary stent platform expected to set a new standard in the treatment of coronary artery disease, received CE Mark approval in late 2002.

As the industry leader in coronary stents, Guidant also is vigorously pursuing the development of drug eluting stents, sophisticated systems for the delivery of therapeutic agents to reduce restenosis, the re-blockage of arteries following angioplasty and stenting. The Company is committed to developing drug eluting stent technology, combining internal development efforts with strategic partnerships and licensing agreements.

In 2002, Guidant acquired exclusive worldwide rights to utilize everolimus from Novartis, headquartered in Switzerland, for coronary and peripheral drug eluting stent applications.

To strengthen its internal development effort, Guidant announced that it had agreed in principle early in January 2003 to acquire certain assets of Singapore-based Biosensors International's everolimus eluting stent program. This agreement will provide an exclusive worldwide license to Biosensors' intellectual property related to the development of everolimus eluting stents, as well as valuable preclinical and clinical data collected outside the United States. Guidant also will obtain nonexclusive access to the company's bioabsorbable polymer technology for use with other drugs.

The proposed acquisition of Cook Group Incorporated, announced in July 2002, will not proceed because conditions necessary for closing—robust clinical performance of Cook's paclitaxel eluting stent, and Guidant's clear legal right to commercialize the product—were not met.

With enhancements to its DYNALINK™ Biliary Self-Expanding Stent System, Guidant demonstrated its commitment to strengthening its portfolio of noncoronary stent products as well.

Emerging Therapies

NEW FRONTIERS FOR PREVENTING STROKE / Guidant is leveraging its stent capabilities to also address stroke prevention and, in 2002, received FDA approval under a Humanitarian Device Exemption for its NEUROLINK® System to treat atherosclerosis of the intracranial arteries, the vessels that distribute blood through the brain. The Company also completed enrollment in a clinical trial designed to evaluate the safety and efficacy of its ACCULINK™ Carotid Stent System, a minimally invasive alternative for treating carotid artery disease in patients at high risk or ineligible for surgery.

NEW TECHNOLOGIES FOR LESS-INVASIVE CARDIAC SURGERY / Guidant continued to drive new advancements in cardiac surgery technologies throughout 2002. In March, the Company launched the fifth generation of its minimally invasive vessel harvesting system for extracting vessels used during coronary bypass procedures, and in September, introduced its HEARTSTRING™ Proximal Seal System. This new system allows physicians to perform a completely clampless beating heart bypass graft, which is expected to reduce the potential for intra- and post-operative patient complications.

Guidant's next-generation stabilization platform for beating heart bypass surgery was launched in November. The system incorporates the

3 Investigational device limited by federal (U.S.) law to investigational use only.





WILLIAM F. MCCONNELL, JR. VICE PRESIDENT, CHIEF INFORMATION OFFICER **GINGER L. GRAHAM** ADVISOR TO PRESIDENT AND CEO **RONALD K. LATTANZE** PRESIDENT / JAPAN

new ACROBAT™ Stabilizer as well as the XPOSE™ 4 Heart Access Device, which together allow surgeons to gently lift and position the heart to expose and obtain unprecedented stability and control of target coronary vessels without compromising cardiac function.

In addition, the Company made a significant investment in California-based Cardica, Inc., a private firm that develops automated anastomosis technologies for beating heart surgery.

IMPROVED TREATMENTS FOR PATIENTS WITH ABDOMINAL AORTIC ANEURYSMS (AAAs) / For patients with AAA, Guidant expanded its ANCURE® System line of aortic grafts. The Company also established a cooperative development and supply agreement with Remon Medical Technologies Ltd., based in Israel, to obtain access to Remon's interactive sensor technology. Guidant plans to incorporate this non-invasive method for monitoring the risk of life-threatening aneurysm ruptures into future grafting systems.

LEVERAGING TELECOMMUNICATIONS TECHNOLOGY FOR REAL-TIME PATIENT MANAGEMENT / Helping patients and physicians monitor and manage chronic diseases is a Company objective. Toward that end, developmental work is proceeding on the design of an Advanced Patient Management™ system. The Company intends to equip its pacemakers, defibrillators and resynchronization devices with the latest telecommunications and information technologies to enable real-time awareness, diagnosis and treatment of abnormal heart rhythms.

Advanced Patient Management milestones reached in 2002 included the strategic acquisition of Cardiac Intelligence Corporation's extensive patent portfolio related to ambulatory, remote and wireless monitoring of the heart and other essential functions; a substantial investment in California-based CardioNet, a leader in cardiac arrhythmia patient ambulatory monitoring; and participation in the formation of Vesalius Ventures, an early-stage venture capital firm specializing in telemedicine, medical informatics and technology.

VULNERABLE PLAQUE: AN OPPORTUNITY FOR HEART ATTACK PREVENTION / Guidant also is working to accelerate the development of diagnostics and treatments for vulnerable plaques, fatty deposits buried in arterial walls that are not visible with conventional diagnostics. These types of lesions can suddenly rupture, causing blood to clot and block the artery, triggering as many as 85 percent of all heart attacks.

In September 2002, Guidant supported a study at Massachusetts General Hospital that demonstrated the value of a new coronary imaging technology as a diagnostic tool for identifying and documenting the unique characteristics of vulnerable lesions. Future studies could link these findings with clinical events, and potentially point the way to the development of localized therapies for heart attack prevention.

MARKET DEVELOPMENT

While product research and development create innovative new therapies to enhance and extend the lives of millions of patients suffering from cardiovascular disease worldwide, the ultimate impact of these therapies—and the assurance of patient access—depends on market development. At Guidant, this includes therapy validation, clinical and technical support, educational programs for physicians, awareness programs for healthcare professionals and patients, and committed leadership in the health policy arena.

Therapy Validation / Guidant invests heavily in therapy validation. The Company takes an industry-leading position in conducting fundamental scientific research that physicians, healthcare organizations and policymakers need to make informed decisions on the efficacy and financial viability of new medical therapies. In the COMPANION trial, the primary endpoint incorporated not only the patient mortality rate, but also the time to first hospitalization, addressing both therapy validation and economic implications for the healthcare system.

Clinical and Technical Support / To provide physicians with optimal support from Guidant's field organization, continuous technical training of field personnel—through Internet-based learning, classroom courses and procedural observations—



DEBRA F. MINOTT VICE PRESIDENT, GENERAL COUNSEL, SECRETARY **GUIDO J. NEELS** GROUP CHAIRMAN / OFFICE OF THE PRESIDENT **DANA G. MEAD, JR.** PRESIDENT / VASCULAR INTERVENTION **MARIA DEGOIS-SAINZ** PRESIDENT / CARDIAC SURGERY

is a mainstay of the Company's internal education efforts.

In 2002, Guidant created a heart failure therapy sales force, dedicated to specialized support for cardiologists and heart failure physicians who are primary decision makers in therapy recommendations. Based on its initial success—and on the promising results of the COMPANION and MADIT II trials—the Cardiac Rhythm Management sales organization will be aggressively expanded during the first six months of 2003.

Continuing Medical Education / Physician training was extensive during 2002, and as always, timing was critical. Within the first 90 days of Guidant's U.S. launch of its first heart failure therapy system, the Company had already trained 1,300 physicians through five U.S. sites.

Earlier in 2002, the Guidant Institute for Therapy Advancement Europe, based in Brussels, opened a virtual reality training facility for physicians. The new system is a simulator for catheter-based procedures such as stent placement, balloon angioplasty and coronary sinus lead placement, which is required for cardiac resynchronization therapy. The Company plans to open a similar training facility in Tokyo, Japan, in the first half of 2003.

Raising Awareness / To raise awareness of cardiovascular treatment options among physicians and patients and to help identify people at risk for a potentially life-threatening cardiovascular event, Guidant offers point-of-care video programs and literature for physicians' offices. Maximizing online communications, Guidant has formed a series of strategic alliances with high-quality, Internet-based health portals, including MayoClinic.com, AmericanHeart.org, HeartCenterOnline.com and Heart1.com.

Programs targeted to specific patient segments also are part of the communications strategy, and in 2002, Guidant launched the Women's Cardiovascular Program, a major initiative to increase awareness about heart disease among women. Although more women die of heart disease each year than of all types of cancer combined, awareness levels remain extremely low, and cardiovascular disease continues to be underdiagnosed and undertreated in women. Guidant's initiative is designed to address these issues through national- and community-based education and screening programs for physicians and consumers, and by working with research organizations to include more women in cardiovascular research.

As part of this program, the Guidant Reaches Out to Women (GROW) internal network was developed to mobilize Guidant's employee-owners, and to reach out to customers and patients. GROW is also partnering with community outreach programs to identify women potentially at risk of cardiovascular disease.

Health Policy

Guidant has designated health policy as its number one strategic issue—an issue the Company addresses on a global scale.

Continuous Advocacy / In 2002, Guidant President and CEO Ron Dollens served on the Advisory Committee on Regulatory Reform established by U.S. Health and Human Services Secretary Tommy G. Thompson. The panel advocated 255 recommendations to eliminate regulatory burdens impeding the timely delivery of healthcare, including calling for improved coordination between the FDA and the Centers for Medicare and Medicaid Services.

Now, as chairman of a Washington, D.C.-based coalition of chief executives from across the healthcare sector—the Healthcare Leadership Council—he will seek action on three major issues: Medicare restructuring, medical malpractice reform and the challenge of the uninsured—41 million people in the United States without health insurance.

Guidant's senior management share their CEO's commitment and are actively involved in policy issues important to the Company and to patients worldwide. Management Committee



RONALD W. DOLLENS PRESIDENT, CHIEF EXECUTIVE OFFICER *with Guido J. Neels, Group Chairman, Office of the President*

members meet regularly with policymakers and those who influence policy development. In addition, Members of Congress and their staff visit Guidant's operations to learn more about the role of innovative therapies in the advancement of healthcare.

A Focus on Reimbursement / Because current healthcare payment policies can limit patient access to new therapies and impede the flow of private investment that fuels innovation, the issue of reimbursement is a major concern. Guidant's efforts in this area are directed by a dedicated cross-business, cross-geography Reimbursement Team, with membership from around the globe. In 2002, this team successfully integrated reimbursement strategy into all product development cycles.

To deepen understanding of emerging regulatory and reimbursement issues in major offshore markets, Guidant has established advisory boards in Europe and Japan composed of senior professionals with backgrounds ranging from practicing cardiologists to experienced business executives and former government officials. These boards meet biannually with Guidant management to discuss current political dynamics and healthcare environment changes with the goal of enhancing medical technology access for their respective populations.

A Research-Based Approach / Throughout the year, Guidant intensified its efforts to help policymakers better appreciate the value of medical technology, a step critical to creating a policy environment that encourages continued investment in medical technology innovation.

In June 2002, findings of a Guidant-funded two-year, three-part independent research project assessing the value of medical technology and the impact of public policy on investment flows was presented at a Capitol Hill conference sponsored by the Hudson Institute.

The conference brought together representatives from across the legislative and executive branches of government, the policy media and the private sector to stimulate a fact-based dialogue intended to drive positive policy change for the ultimate benefit of patients and society.

Guidant management has advanced the dialogue through follow-up meetings with legislators, executive branch officials and the business and healthcare media. Future forums are planned.

Corporate Governance

Guidant Corporation's Board of Directors—in concert with the corporation's management—is fully committed to sound governance. The Board has approved and oversees Guidant's Code of Business Conduct and Corporate Governance Guidelines.

The Company's independent auditors, Ernst & Young, report to the Audit Committee of the Board, which is comprised solely of independent directors. Ernst & Young's report on Guidant's financial statements is included in this annual report.

The Company's Code of Business Conduct, Corporate Governance Guidelines, as well as additional background information on members of the board, are available on Guidant's Web site at www.guidant.com.

BOARD OF DIRECTORS



JAMES M. CORNELIUS CHAIRMAN OF THE BOARD (NON-EXECUTIVE) / GUIDANT CORPORATION



MAURICE A. COX, JR. PRESIDENT, CHIEF EXECUTIVE OFFICER / THE OHIO PARTNERS, LLC



NANCY-ANN MIN DEPARLE SENIOR ADVISOR / J.P. MORGAN PARTNERS, LLC, ADJUNCT PROFESSOR / THE WHARTON SCHOOL, UNIVERSITY OF PENNSYLVANIA



RONALD W. DOLLENS PRESIDENT, CHIEF EXECUTIVE OFFICER / GUIDANT CORPORATION



ENRIQUE C. FALLA PRESIDENT / FALLA, SMITH & ASSOCIATES, INC.



MICHAEL GROBSTEIN RETIRED VICE CHAIRMAN / ERNST & YOUNG LLP



J.B. KING COUNSEL / BAKER & DANIELS



SUSAN B. KING CHAIRMAN, THE LEADERSHIP INITIATIVE / DUKE UNIVERSITY



J. KEVIN MOORE SENIOR VICE PRESIDENT, STRATEGIC PLANNING / ADVANCED MEDICAL PRODUCTIONS



MARK NOVITCH, M.D. RETIRED VICE CHAIRMAN / THE UPJOHN COMPANY



EUGENE L. STEP RETIRED DIRECTOR, EXECUTIVE VICE PRESIDENT, PRESIDENT OF THE PHARMACEUTICAL DIVISION / ELI LILLY AND COMPANY



RUEDI E. WÄGER, PH.D. PRESIDENT, CHIEF EXECUTIVE OFFICER / AVENTIS BEHRING LLC



AUGUST M. WATANABE, M.D. EXECUTIVE VICE PRESIDENT, SCIENCE AND TECHNOLOGY / ELI LILLY AND COMPANY

ANNUAL SALES GROWTH
DOLLARS IN MILLIONS


$3500
3000
2500
2000
1500
1000
500
0
98
99
00
01
02
$3240

NET INCOME
DOLLARS IN MILLIONS


$681
$700
600
500
400
300
200
100
0
(100)
98
99
00
01
02
612
Adjusted Net Income
GAAP Net Income

CONTENTS

R&D
DOLLARS IN MILLIONS


$500
400
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98
99
00
01
02
$438

FINANCIAL INFORMATION

Management's Discussion and Analysis of Results of Operations and Financial Condition

GUIDANT CORPORATION

OVERVIEW OF CONSOLIDATED OPERATING RESULTS

				% Change	
Year Ended December 31	2002	2001	2000	2002/2001	2001/2000
In millions, except per share data					
Net sales	$3,239.6	$2,707.6	$2,548.7	19.6%	6.2%
Gross profit	2,442.6	2,045.3	1,944.6	19.4%	5.2%
% of Net sales	*75.4%*	*75.5%*	*76.3%*		
Net income	611.8	484.0	374.3	26.4%	29.3%
% of Net sales	*18.9%*	*17.9%*	*14.7%*		
Special items*	69.6	25.2	117.2		
Adjusted net income*	681.4	509.2	491.5	33.8%	3.6%
% of Net sales	*21.0%*	*18.8%*	*19.3%*		
Earnings per share–diluted	$ 2.00	$ 1.58	$ 1.21	26.5%	31.0%
Adjusted earnings per share–diluted*	$ 2.23	$ 1.66	$ 1.58	33.9%	4.9%

* Adjusted amounts exclude special items described below.

Management believes that the use of adjusted net income and adjusted earnings per share helps present the Company's results in a more meaningful and consistent manner. Management uses, and believes many investors use, these measures to evaluate the Company's ongoing operating performance.

2002 Special Items:

- $35.9 million purchased in-process research and development (IPRD) for an exclusive license from Novartis Pharma AG and Novartis AG (Novartis) for the right to utilize the drug everolimus in drug eluting stents
- $19.3 million IPRD recorded in conjunction with the acquisition of Cardiac Intelligence Corporation
- $105.2 million net litigation benefit resulting primarily from a $158.2 million award plus interest and costs against Medtronic, Inc. in April 2002, offset in part by a $31.9 million fourth-quarter charge related to the ongoing ANCURE® ENDOGRAFT® System investigation and related matters
- $40.0 million contribution to the Guidant Foundation
- $60.6 million termination payment and related expenses associated with the termination of the Cook Group Inc. (Cook) merger agreement
- $31.0 million for the restructuring of endovascular solutions operations approved by Guidant's Board of Directors in May 2002
- $12.0 million tax impact of special items

2001 Special Items:

- $15.0 million IPRD related to the acquisition of embolic protection device technology from Metamorphic Surgical Devices, LLC
- $25.0 million of expenses associated with the ANCURE ENDOGRAFT System voluntary recall and a field action related to the first-generation VENTAK PRIZM® ICD
- $14.8 million tax impact of special items

2000 Special Item:

- $127.0 million related to the write-off of an option to acquire exclusive rights to certain experimental therapies for the treatment of heart failure under development by Impulse Dynamics (tax impact—$9.8 million)

Guidant Corporation pioneers lifesaving technology for millions of cardiac and vascular patients worldwide. Guidant develops, manufactures and markets the following products and services that enable less-invasive care for some of life's most threatening medical conditions:

- Implantable cardioverter defibrillator (ICD) systems used to detect and treat abnormally fast heart rhythms (tachycardia)
- Implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia)
- Implantable cardiac resynchronization therapy cardioverter defibrillator (CRT-D) and pacemaker (CRT-P) systems used to treat heart failure and provide backup therapy for tachycardia and bradycardia
- Coronary and noncoronary stent systems, angioplasty dilatation catheters, intravascular radiotherapy systems and related accessories for the treatment of artery and biliary stricture disease
- Products for emerging therapies including beating heart surgery, endoscopic vessel harvesting and less-invasive endovascular procedures for the treatment of abdominal aortic aneurysms (AAA)

Guidant has principal operations in the U.S., Europe and Japan. The Company markets its products in nearly 100 countries through a direct sales force in the U.S. and a combination of direct sales representatives and independent distributors in international markets. As used herein, the terms "the Company" and "Guidant" mean Guidant Corporation and its consolidated subsidiaries.

OPERATING RESULTS—2002

Summary / Guidant reported 20% sales growth and earnings per share–diluted growth of 27% (34% excluding special items) for the year ended December 31, 2002. Important developments included:

- Growth in the ICD system market following the announcement of results from the Guidant-funded MADIT II clinical trial—The U.S. Food and Drug Administration (FDA) expanded the product labeling to permit broader use of these systems.
- Announcement of preliminary results of COMPANION heart failure therapy clinical trial demonstrating the ability of cardiac resynchronization therapy devices to significantly reduce combined mortality and hospitalization rates
- FDA approval of three generations of Guidant devices for the treatment of heart failure—CONTAK CD®/EASYTRAK® CRT-D; CONTAK CD 2 CRT-D; and CONTAK RENEWAL® CRT-D
- Significant developments in Guidant's efforts to bring a drug eluting stent to market—Guidant acquired an exclusive license from Novartis for the right to use the drug everolimus in drug eluting stents. The Company announced its proposed acquisition of certain assets of Biosensors International's (Biosensors) everolimus eluting stent program to complement its internal everolimus program. The actinomycin-D program was halted following preliminary results of the ACTION clinical trial. Preliminary results from the DELIVER clinical trial led to the termination of plans to merge with Cook.
- Continued strengthening of Guidant's balance sheet—net cash position, increased working capital and improvements in days receivable outstanding and inventory turnover
- Industry-leading investments in research and development as a percentage of sales—13.5% in 2002
- Controlled spending in sales, marketing and administrative expenses as a percentage of sales—30.7% in 2002 vs. 30.9% in 2001
- Expansion of global sales force (9% increase—approximately 180 personnel over the prior year)
- Restructuring of Guidant's endovascular solutions product lines in May 2002

2002 SALES BY PRODUCT


Emerging Therapies 7%

ANNUAL SALES GROWTH
DOLLARS IN MILLIONS


$3500
3000
2500
2000
1500
1000
500
0
02

2002 WORLDWIDE NET SALES



Sales / Guidant reported worldwide net sales of $3,239.6 million for 2002, up $532.0 million or 20% over 2001. Growth in unit volume and fluctuations in foreign currency exchange rates increased net sales by 19% and 1% with no significant impact from price changes. Guidant experienced double-digit growth across all major product groups and geographies driven by new product launches and enhanced distribution capability. Sales in the U.S., Europe and Japan grew by 21%, 17% and 19% while the remaining geographies grew 4%. Sales in 2002 were $2,293.0 million in the U.S., $576.7 million in Europe, $260.5 million in Japan and $109.4 million in the remaining geographies.

ICD SYSTEMS / Worldwide sales of ICD systems for 2002 were $1,008.1 million, up $289.5 million or 40% over 2001. ICD system sales include sales of CRT-D systems. Growth in unit volume, price increases and fluctuations in foreign currency exchange rates increased ICD system sales by 34%, 5% and 1%. U.S. ICD system sales climbed 43% to $821.7 million, while international sales of $186.4 million were up 28% over the prior year, 21% in constant currency. ICD system sales were driven by:

- MADIT II clinical trial's positive impact on the worldwide ICD market
- CONTAK CD/EASYTRAK CRT-D System, approved by the FDA and launched in the U.S. in May 2002
- CONTAK CD 2 CRT-D System, approved by the FDA and launched in the U.S. in October 2002
- Continued acceptance of Guidant's PRIZM family of ICD systems
- Next generation VITALITY™ ICD System, launched in Europe in October 2002
- Continued expansion of dedicated cardiac rhythm management global sales force

The results of the MADIT II clinical trial have made it easier to identify patients that can benefit from an ICD. In the clinical trial, heart attack survivors with an ejection fraction (EF) of 30% or less received either optimal drug therapy or optimal drug therapy plus an ICD. (EF is a measurement of how effectively the heart pumps blood, with healthy hearts yielding EFs of 50% or greater.) The clinical trial was halted as the patients receiving the ICD demonstrated a 31% mortality benefit. In September 2002, a joint committee from the American College of Cardiology (ACC), the North American Society of Pacing and Electrophysiology (NASPE), and the American Heart Association (AHA) published updated physician practice guidelines recommending use of implantable defibrillators for patients meeting the MADIT II criteria. In January 2003, the European Society of Cardiology published new guidelines recommending implantation of an ICD for patients meeting the MADIT II criteria. Guidant is the only ICD manufacturer to have FDA-approved labeling that specifies Guidant devices for the patient population defined by MADIT II.

PACEMAKER SYSTEMS / Worldwide pacemaker system sales were $641.8 million in 2002 compared to $589.7 million in 2001, representing 9% growth. Growth in unit volume, price increases and fluctuations in foreign currency exchange rates increased pacemaker system sales by 4%, 4% and 1%. These revenues include sales of CRT-P systems outside the U.S. Sales in the U.S. totaled $413.7 million, representing 9% growth over 2001. International sales growth was driven by the European market with $132.7 million in sales, a 10% growth over the prior year, 4% in constant currency. Pacemaker system sales were driven by the global launch of the INSIGNIA™ family of pacemakers in June 2002.

CORONARY STENT SYSTEMS / Worldwide coronary stent system revenues were $926.6 million in 2002 compared to $819.0 million during 2001, representing 13% growth. These revenues include sales of dilatation catheters to Cordis Corporation (Cordis) under a previously announced agreement. Stent system unit volumes and foreign currency exchange rates increased revenues 18% and 1%, while declines in the average selling prices decreased revenues by 6%. Sales of coronary stent systems in the U.S. were $628.5 million in 2002 compared to $584.5 million in the prior year. International sales of coronary stent systems grew 27% over the prior year, 24% in constant currency. Sales of coronary stent systems during 2002 were driven by:

- Continued acceptance of the MULTI-LINK PENTA™ Coronary Stent System launched in the U.S. in June 2001
- Fourth quarter 2001 U.S. launch of MULTI-LINK PIXEL™ Coronary Stent System, designed to treat small-diameter vessels and, therefore, serve a new group of patients
- September 2002 FDA approval and U.S. launch of the MULTI-LINK ZETA™ Coronary Stent System
- Strength of European sales due to the introduction of the MULTI-LINK ZETA in May 2002 despite competitors' introductions of drug eluting stent therapy and a new metallic stent in the second quarter of 2002—Coronary stent system unit growth increased 14% in 2002 compared to 2001 in Europe.
- Sales growth in Japan from Guidant's MULTI-LINK TRISTAR™ Coronary Stent System launched in the fourth quarter of 2001

The introduction of drug eluting stents is expected to increase the value of coronary stenting substantially. During 2002, competitive drug eluting stents began to enter the European market, and Guidant anticipates competitive U.S. entry in the first half of 2003. Guidant expects these introductions to reduce the market for metallic stents materially, particularly in the U.S. Following the termination of the Company's merger agreement with Cook, Guidant expects to bring its first drug eluting stent to market through its everolimus program in 2005. Guidant licensed the exclusive right to use everolimus on drug eluting stents from Novartis. The Company will supplement internal work on its everolimus eluting stent program with the proposed acquisition of certain assets of Biosensors' everolimus eluting stent program. See Note 4 in the notes to the consolidated financial statements for further description of the acquisitions.

ANGIOPLASTY SYSTEMS AND ACCESSORIES / Angioplasty system and accessory sales, including sales of atherectomy products, totaled $393.6 million in 2002 compared to $401.8 million in 2001. This 2% decrease in sales reflects price declines of 4%, offset by volume and foreign exchange rate increases of 1% each. Sales include the rapid-exchange (RX) CROSSSAIL™ and over-the-wire (OTW) OPENSAIL™ Coronary Dilatation Catheters.

INTRAVASCULAR RADIOTHERAPY SYSTEMS / Worldwide sales of the GALILEO™ Intravascular Radiotherapy System were $39.8 million in 2002 compared to $4.8 million in 2001, principally due to unit volume growth. Approved in the U.S. in November 2001, the GALILEO System is used for the treatment of in-stent restenosis, the recurrence of a blockage in a coronary artery that had been previously propped open with a coronary stent. In September 2002, Guidant announced FDA approval and launch of its next-generation GALILEO III Intravascular Radiotherapy System. The system is also available in Europe.

NONCORONARY STENT PRODUCTS / Worldwide sales of noncoronary stent products totaled $74.5 million in 2002 compared to $55.4 million in 2001, representing 34% growth. Growth in unit volume and fluctuations in foreign currency exchange rates increased net sales of these products by 35% and 1%, while declines in average selling prices decreased revenues by 2%. Sales were driven by:

- RX HERCULINK™ PLUS Biliary Stent System
- DYNALINK® Self Expanding Biliary Stent System
- AGILTRAC™ Peripheral Dilatation Catheter
- Addition of a dedicated noncoronary stent sales force in early 2002

SYSTEMS FOR TREATMENT OF AAA / Sales of Guidant's ANCURE ENDOGRAFT Systems and accessories for the treatment of AAA were $63.3 million in 2002 compared to $45.6 million in 2001. Growth in unit volume and prices increased net sales of these systems by 35% and 4%, with no significant impact from fluctuations in foreign currency. Total sales were impacted in 2001 by a voluntary product recall in March 2001 and subsequent relaunch in August 2001.

CARDIAC SURGERY PRODUCTS / Sales of cardiac surgery products were $91.9 million in 2002 compared to $72.7 million in 2001, representing growth of 26%. Unit volume growth in sales was primarily driven by:

- VASOVIEW® 5 Endoscopic Vessel Harvesting System, launched in the U.S. in March 2002
- 27% increase in the U.S. cardiac surgery sales force
- AXIUS™ Vacuum 2 Stabilizers for performing beating heart surgery, launched in the U.S. in February 2002

Cost of Products Sold / Cost of products sold was $797.0 million in 2002, representing 24.6% of net sales compared to 24.5% in 2001. Cost of products sold as a percentage of net sales was relatively unchanged as a result of offsetting fluctuations. The impact of unfavorable foreign exchange hedge results and reduced vascular intervention sales mix was offset almost entirely by pricing and volume associated with ICD market growth and operational efficiencies.

Research and Development / Innovation is essential to Guidant's success. It is one of the primary bases of competition in Guidant's markets. The Company works to introduce new products; enhance the effectiveness, ease of use, safety and reliability of existing products; and expand the applications for its products. Guidant continued to invest aggressively in research and development in 2002. Research and development expense was $437.5 million in 2002, or 13.5% of net sales, compared to $381.4 million in 2001, or 14.1% of net sales. Significant investments in research and development in 2002 included:

- Drug eluting stent research and development
- Advanced Patient Management™, designed to allow physicians to continuously monitor patient heart function remotely and automatically
- Clinical trials to support the benefits of cardiac resynchronization therapy (CRT) devices for treating heart failure
- Development of next-generation devices for cardiac rhythm management and cardiac surgery products

In addition to funding internal research and development efforts, Guidant also invests in early-stage technologies through equity investments, acquisitions, and other investment and collaborative vehicles.

Important research and development milestones in 2002 included:

- MADIT II Clinical Trial—Results showed a 31% decrease in mortality for those patients (heart attack survivors with an ejection fraction of 30% or less) receiving an ICD versus those receiving drug therapy alone. These results led to expanded product labeling by the FDA and newly published physician practice guidelines, which helped accelerate ICD market growth.
- COMPANION Clinical Trial—Announced preliminary results and early termination of the COMPANION trial in November 2002 due to the achievement of the trial's primary endpoint. COMPANION demonstrated that CRT devices provide a clinically significant reduction in combined all-cause mortality and hospitalization. Guidant plans to submit results of the COMPANION study to the FDA and international regulatory agencies for product approvals and new indications for its CRT devices. Additional indications for use of these devices, if approved, could significantly expand the eligible patient population.
- Everolimus—Purchased an exclusive worldwide license from Novartis to use everolimus with drug eluting stents

for coronary and peripheral applications. In January 2003, Guidant announced a proposed acquisition of certain assets of Biosensors' everolimus eluting stent program.

- DELIVER Clinical Trial—Announced in January 2003 that a preliminary analysis indicated that the primary target vessel failure (TVF) endpoint of the study would not be met, although there was a trend toward improvement in TVF in the treatment arm of the study. This U.S. clinical study compared the paclitaxel-coated ACHIEVE™ Drug Eluting Coronary Stent System manufactured by Cook Incorporated to Guidant's MULTI-LINK PENTA Coronary Stent System. Based on DELIVER results, the conditions outlined in the merger agreement with Cook were not expected to be satisfied and the merger agreement was subsequently terminated in January 2003.
- MULTI-LINK VISION™ Coronary Stent System—Received Conformité Européene (CE) Mark approval in December 2002 and submitted a Pre-Market Approval (PMA) application to the FDA in October 2002. The MULTI-LINK VISION is the first in a new class of stents constructed of a cobalt chromium alloy, enabling the stent to have thinner stent struts and enhanced deliverability while maintaining radial strength and visibility.
- ARCHeR Clinical Trial—Completion of trial enrollment announced in December 2002. ARCHeR is designed to evaluate the safety and efficacy of carotid artery stenting as a minimally invasive alternative for treating carotid artery disease in patients ineligible for surgery or at high surgical risk.

Expenses / Sales, marketing and administrative expenses were $993.2 million in 2002, an increase of $157.8 million or 18.9% compared to 2001. Guidant controlled spending as a percentage of sales—30.7% in 2002 versus 30.9% in 2001. The $157.8 million increase was primarily due to sales growth and continued expansion of the sales force. More than 180 people were added to the global sales force, a 9% increase over the prior year.

Net interest expense totaled $4.0 million in 2002 compared to $31.5 million in 2001. This $27.5 million decrease was driven by a lower average outstanding debt balance, increased interest income due to larger balances in short-term cash investments, and lower interest rates on borrowings in 2002 compared to 2001, in part due to an interest rate swap agreement entered into during 2002. Guidant was in a net interest income position for the first time in the fourth quarter of 2002.

Net royalties expense totaled $54.3 million in 2002 compared to $41.7 million in 2001. The $12.6 million increase was primarily due to increased sales of ICD systems. Amortization expense for goodwill and other intangible assets was $13.2 million for 2002, a decrease of $30.7 million compared to 2001. This decrease in amortization expense was primarily due to the elimination of goodwill amortization on January 1, 2002, as directed by Statement of Financial Accounting Standards (SFAS) 142, *Goodwill and Other Intangible Assets*. "Other, net" expenses were $19.6 million in 2002 compared to $4.2 million in 2001. The $15.4 million increase was due primarily to losses on foreign exchange contracts and write-offs of certain fixed assets and equity investments in 2002.

The effective income tax rates for 2002 and 2001 were 27.1% and 27.5%. Excluding the impact of special items, the effective tax rates for 2002 and 2001 were 26.0% and 28.0%. The improvement in the tax rate reflects benefits from increased overseas manufacturing and the elimination of primarily non-tax-deductible goodwill amortization.

Net Income / Net income and earnings per share–diluted were $611.8 million and $2.00 for 2002 compared to $484.0 million and $1.58 for 2001. Net income and earnings per share–diluted excluding the special items (see page 25) were $681.4 million and $2.23 for 2002 compared to $509.2 million and $1.66 for 2001. Net income and earnings per share–diluted each grew 34% over the prior year excluding the special items.

OPERATING RESULTS—2001

Summary / Guidant reported 6% sales growth and earnings per share–diluted growth of 31% (5% excluding special items) in 2001. Important developments included:

- Detailed agreement with FDA defining regulatory path to approval for the CONTAK CD CRT-D
- Results of MADIT II clinical trial in November 2001 showing a 31% decrease in mortality for those patients receiving an ICD versus those receiving drug therapy alone
- Pursuit of multiple drug eluting stent programs including the actinomycin-D program and a collaboration with Cook on paclitaxel-coated stents (see updates in operating results for 2002)
- Industry-leading investments in research and development as a percentage of sales—14.1% in 2001
- Expansion of global sales force (18% increase—approximately 300 personnel over the prior year)
- Voluntary recall of ANCURE ENDOGRAFT System in March 2001 and relaunch in August 2001

2001 SALES BY PRODUCT


22%
27%
Systems
20%
Therapies

2001 WORLDWIDE NET SALES


70%
4%

Sales / Guidant reported worldwide net sales of $2,707.6 million for 2001, up $158.9 million or 6% over 2000. Growth on a constant currency basis was 8% or an additional $47.9 million in sales. Growth in unit volume of 15% increased net sales, while price declines decreased net sales 7%. Guidant's sales performance was geographically balanced, demonstrating growth from all of its global operations compared to 2000. U.S. sales grew 4%, and even with a negative currency impact, growth was 14% in Europe, 7% in Japan and 11% in the remaining international geographies. Sales during 2001 were $1,889.1 million in the U.S., $494.9 million in Europe, $218.4 million in Japan and $105.2 million in the remaining geographies. On a constant currency basis, growth was 17% in Europe, 19% in Japan and 21% in the remaining international geographies.

ICD SYSTEMS / ICD system sales of $718.6 million grew 8% in 2001 compared to 2000. ICD system sales include sales of CRT-D systems. Growth in unit volume increased net ICD system sales by 12%, while price decreases and fluctuations in foreign currency exchange rates decreased revenues by 3% and 1%. U.S. ICD system sales totaled $573.2 million in 2001, representing 4% growth over 2000. International sales totaled $145.4 million, representing growth of 24% for the year, 29% in constant currency. Sales were driven by:

- Continued acceptance of the PRIZM family of ICD systems
- Continued European adoption of CRT-D devices
- 14% increase in the U.S. sales organization in 2001

PACEMAKER SYSTEMS / Pacemaker system sales were $589.7 million in 2001 compared to $540.1 million in 2000, representing 9% growth worldwide. Growth in unit volume increased pacemaker system sales by 11%, while fluctuations in foreign currency exchange rates decreased revenues by 2%. These revenues include sales of CRT-P systems outside the U.S. Sales in the U.S. totaled $378.2 million, representing 11% growth over 2000. International sales growth was driven by European sales, which grew 12% over the prior year, 15% in constant currency. Revenue growth was impacted by continued acceptance of the PULSAR™ MAX II family of products and the previously mentioned increase in the U.S. sales organization.

CORONARY STENT SYSTEMS / Worldwide coronary stent system revenues were $819.0 million during 2001 compared to $821.1 million during 2000 and include sales of dilatation catheters to Cordis under a previously announced agreement. Stent system unit volumes increased revenues 10% during 2001, while declines in average selling prices and foreign currency exchange rates decreased revenues by 8% and 2%. Sales of coronary stent systems in the U.S. were $584.5 million in 2001 compared to $594.8 million in the prior year. Key sales drivers include:

- MULTI-LINK TETRA™ Coronary Stent System
- MULTI-LINK PENTA Coronary Stent System, which drove unit growth in the U.S. after its launch in June 2001
- MULTI-LINK PIXEL Coronary Stent System, which drove unit growth in Europe after its launch in the third quarter of 2001 and in the U.S. in the fourth quarter of 2001

ANGIOPLASTY SYSTEMS AND ACCESSORIES / Angioplasty system and accessory sales, including sales of atherectomy products, were $401.8 million in 2001, reflecting an increase of 9% over 2000. Worldwide sales growth of these products was 11% on a constant currency basis. U.S. sales for the year were $202.6 million, or 6% over the prior year. Sales were driven by the RX CROSSSAIL and OTW OPENSAIL Coronary Dilatation Catheters, approved by the FDA in March 2001.

INTRAVASCULAR RADIOTHERAPY SYSTEMS / In November 2001, Guidant announced FDA approval and U.S. launch of the GALILEO Intravascular Radiotherapy System for the treatment of in-stent restenosis. Worldwide intravascular radiotherapy system revenues were $4.8 million in 2001.

NONCORONARY STENT PRODUCTS / Worldwide sales of noncoronary stent products totaled $55.4 million in 2001 compared to $32.1 million in 2000, representing 73% growth. Sales included the following key products:

- RX HERCULINK PLUS Biliary Stent Systems
- RX HERCULINK Biliary Stent Systems

SYSTEMS FOR TREATMENT OF AAA / Sales of Guidant's ANCURE ENDOGRAFT Systems and accessories for the treatment of AAA totaled $45.6 million in 2001 compared to $62.7 million in 2000. Total sales of these products was impacted by a volun-

tary product recall in March 2001 and subsequent relaunch in August 2001. Accordingly, 2001 sales reflect seven months of revenues for ANCURE systems and accessories versus 12 months of sales in 2000.

CARDIAC SURGERY PRODUCTS / Sales of cardiac surgery products were $72.7 million in 2001 compared to $56.2 million in 2000, representing growth of 29%. 2001 sales include the VASOVIEW 4 Endoscopic Vessel Harvesting System and the AXIUS family of products for performing beating heart surgery.

Cost of Products Sold / Cost of products sold in 2001 was $662.3 million, representing 24.5% of net sales compared to 23.7% in 2000. This slight increase was driven by the impact of exchange rates and sales price declines in coronary stent systems compared to the prior year.

Research and Development / Research and development expense was $381.4 million in 2001, or 14.1% of net sales, compared to $353.2 million in 2000, or 13.8% of net sales. Growth on a percentage of sales basis was driven by significant investments in the research and development of drug eluting stents for the prevention and treatment of artery disease, and implantable resynchronization therapy for the treatment of heart failure.

Expenses / Sales, marketing and administrative expenses totaled $835.4 million, an increase of $86.6 million or 12% in 2001 compared to 2000. Growth in sales and marketing expenses was somewhat offset by declines in general and administrative expenses. Sales and marketing expense growth was driven by an 18% increase in the global sales organization during 2001. In addition to expanding its sales force, Guidant made investments in a marketing initiative to further develop its brand and expand its worldwide markets.

Net interest expense was $31.5 million in 2001, a $23.2 million decrease compared to the prior year. A lower average outstanding debt balance, lower interest rates, and increased interest income from short-term cash investments drove this decrease in 2001. Amortization expense for goodwill and other intangible assets was $43.9 million for 2001, consistent with prior year levels. Royalty expense decreased by $8.8 million in 2001 compared to 2000. The decrease was caused by the end of a royalty agreement in October 2000 associated with certain vascular intervention products offset by an increase due to the growing cardiac surgery business. "Other, net" increased $20.7 million in 2001 compared to 2000. This increase was driven by write-offs of certain fixed assets in 2001 and by income from an up-front license access fee on a cardiac surgery product and gains from equity investments in 2000.

Guidant recorded a $10.0 million net benefit from several legal settlements in the third quarter of 2001. The Company chose to use these funds to make a $10.0 million contribution to the Guidant Foundation; therefore, the legal settlements did not have an impact on earnings in 2001. Benefits from legal settlements in 2000 totaled $23.7 million, including a $12.9 million benefit from a favorable legal ruling involving a cardiac surgery product for which the Company previously accrued damages. These benefits were offset in part by contributions to the Guidant Foundation totaling $10.8 million.

The effective income tax rates for 2001 and 2000 were 27.5% and 37.2%. Excluding the effect of the special items, the effective tax rates for 2001 and 2000 were 28.0% and 32.0%. The improvement in the adjusted tax rate reflects Guidant's strategic investments in overseas manufacturing in lower tax jurisdictions and increased investments in research and development, which generate federal and state research and development tax credits.

Net Income / Net income and earnings per share–diluted were $484.0 million and $1.58 for 2001 compared to $374.3 million and $1.21 for 2000. Net income and earnings per share–diluted excluding the special items (see page 25) were $509.2 million and $1.66 for 2001 compared to $491.5 million and $1.58 for 2000. Net income and earnings per share–diluted grew 4% and 5% over the prior year excluding the special items.

LIQUIDITY AND FINANCIAL CONDITION

	2002	2001
Dollars in millions, except per share data		
Cash and cash equivalents[1]	$1,014.8	$437.8
Working capital	$1,437.4	$759.2
Current ratio	2.7:1.0	2.0:1.0
Net cash (debt) position[2]	$ 656.6	($313.3)
Shareholders' equity per common share[3]	$ 7.59	$ 5.05
Days receivable outstanding[4]	68	80
Inventory turnover	2.79	2.69

1 A substantial portion of cash and cash equivalents are held as permanent investments by Guidant's non-U.S. subsidiaries
2 Net cash (debt) position is the sum of cash and cash equivalents and short-term investments less total debt
3 Represents total shareholders' equity divided by weighted average shares outstanding–diluted
4 Improvement in 2002 due to increased credit and collection efforts

The Company generated cash flows that were more than sufficient to fund operations in 2002. The Company believes its cash from operations is sufficient to fund anticipated working capital needs for 2003.

Summary of Cash Flows

In millions	2002	2001	2000
Net cash provided by (used in):			
Operating activities	$1,044.2	$682.5	$647.4
Investing activities	(219.6)	(181.7)	(292.4)
Financing activities	(353.2)	(217.5)	(221.5)
Effect of exchange rate changes on cash	105.6	(8.5)	1.7
Net increase in cash and cash equivalents	$ 577.0	$274.8	$135.2

2002

Net cash provided by operating activities increased $361.7 million in 2002 primarily due to:

- $127.8 million increase in net income in 2002 compared to 2001
- Increase in other liabilities including $50.0 million termination fee to Cook incurred in 2002, paid in 2003; $40.0 million increase in payable to the Guidant Foundation; $27.0 million additional accrued litigation; and $28.5 million increase in accrued royalties
- Increase in accounts payable and accruals primarily due to a higher bonus accrual for fiscal year 2002

Net cash used by investing activities increased $37.9 million in 2002 primarily due to:

- $43.2 million increase in IPRD related to payments made to Novartis and Cardiac Intelligence Corporation

partially offset by:

- $15.7 million decrease in net additions of property and equipment and other assets in 2002 compared to 2001

Net cash used by financing activities increased $135.7 million in 2002 primarily due to:

- $348.0 million increase in debt payments

partially offset by:

- $199.6 million decrease in the repurchase of common stock

2001

Net cash provided by operating activities increased $35.1 million in 2001 primarily due to:

- $109.7 million increase in net income in 2001 compared to 2000
- Increased inventory balances in 2001 due to the build-up for several new product lines with recent FDA approval and those with anticipated near-term FDA approval
- Increase in other liabilities including $10.0 million payable to Guidant Foundation in 2001 and $30.3 million of merger-related expenses paid in 2000

Net cash used by investing activities decreased $110.7 million in 2001 primarily due to:

- $127.0 million paid in 2000 for Impulse Dynamics option
- $10.8 million decrease in net additions of property and equipment in 2001 compared to 2000

partially offset by:

- $11.0 million paid for IPRD to Metamorphic Surgical Devices, LLC (additional $4.0 million accrued in 2001 and paid in 2002)

Net cash used by financing activities decreased $4.0 million in 2001 primarily due to:

- $30.9 million decrease in debt payments
- $38.0 million decrease in the repurchase of common stock

partially offset by:

- $64.9 million decrease in the issuance of common stock under stock plans

The effect of exchange rate changes on cash increased $114.1 million in 2002 compared to 2001 primarily due to the strengthening of the Euro and Guidant's increasing asset base offshore. Effective January 1, 2003, Guidant's manufacturing affiliate in Ireland changed from Euro to U.S. dollar functional currency since the majority of transactions are now denominated in U.S. dollars.

Commitments / Scheduled payments at December 31, 2002, for long-term debt and other noncurrent liabilities, as reported, and operating leases include the following:

Scheduled Payments:	Less than 1 year	1–3 years	4–5 years	Thereafter	Total
In millions					
Long-term debt	$ 6.8	$361.7	–	–	$368.5
Other noncurrent liabilities	–	88.5	$18.5	$59.8	166.8
Operating leases[1]	35.3	51.4	22.3	4.7	113.7
	$42.1	$501.6	$40.8	$64.5	$649.0

1 Guidant entered into operating leases for certain land and office buildings with five-year terms ending in 2005 and 2006. The terms of these leases provide certain tax advantages. Guidant has the option to renew the leases or purchase the property for $57.2 million at the end of the lease terms. If Guidant does not exercise its renewal or purchase options, it has guaranteed any deficiency in the sales proceeds that the lessor may realize in disposing of the leased property. Guidant has also guaranteed the payment of principal and interest on the lessor's indebtedness up to $60.0 million. At December 31, 2002, the lessor's indebtedness guaranteed by the Company totaled approximately $57.2 million. The Company does not anticipate that it will incur any losses as a result of these guarantees.

At December 31, 2002, the Company had outstanding borrowings of $368.5 million at a weighted average interest rate of 3.94% including bank borrowings, $350.0 million principal balance in long-term notes due in 2006 and an interest rate swap agreement valued at $13.5 million. Bank borrowings represent short-term uncommitted credit facilities with various commercial banks. The commercial paper borrowings are supported by two credit facilities aggregating $800.0 million. There are currently no outstanding borrowings under these facilities. The Company has classified $6.8 million as short-term debt at December 31, 2002. The Company believes that cash and cash equivalent balances will be adequate to fund maturities of short-term borrowings, obligations to make interest payments on its debt and other anticipated operating cash needs for 2003, including planned capital expenditures of approximately $170.0 million in 2003.

MARKET RISK DISCLOSURES

The overall objective of Guidant's risk management policy is to reduce the potential negative earnings effect from the impact of fluctuating foreign currencies and interest rates. In the normal course of business the Company follows established policies and procedures in its management of these exposures. The primary feature of Guidant's risk management philosophy is that all hedging activity must be designed to reduce financial risks associated with commercial and financial transactions that arise in the ordinary course of business. Guidant utilizes foreign exchange forward contracts and interest rate swap agreements to minimize the impact of fluctuating foreign currencies and interest rates. The contracts are initiated within the guidelines of documented corporate risk management policies. Guidant does not use financial instruments for speculative or trading activities.

Foreign Exchange Risk / Due to Guidant's commitment to a global presence and customer support, the Company conducts a portion of its business in various foreign currencies (primarily the currencies of Europe and Japan) and, as a result, a portion of revenues and earnings are exposed to changes in foreign exchange rates. Such exposures arise from transactions denominated in foreign currencies, primarily intercompany loans and cross-border intercompany purchases of inventory, as well as from the translation of results of operations from outside the U.S. The Company seeks to manage its foreign exchange risk in part through operational means, including managing local currency assets in relation to local currency liabilities. As described earlier, Guidant's manufacturing affiliate in Ireland changed from Euro to U.S. dollar functional currency on January 1, 2003.

Foreign exchange risk is also managed through the use of foreign exchange contracts. The fair value of all foreign exchange contracts outstanding was ($31.3) million and $4.2 million at December 31, 2002 and 2001. An analysis has been prepared to estimate the sensitivity of the fair value of all foreign exchange contracts to hypothetical 10% favorable and unfavorable changes in exchange rates at December 31, 2002 and 2001. The results of the estimation, which may vary from actual results, are as follows:

FAIR VALUE OF FOREIGN EXCHANGE CONTRACTS

	2002	2001
In millions		
10% adverse rate movement	($106.0)	($27.9)
At year-end rates	($31.3)	$4.2
10% favorable rate movement	$43.5	$32.3

Any gains and losses in fair value of foreign exchange contracts would be largely offset by losses and gains on underlying transactions or anticipated transactions. These offsetting gains and losses are not reflected in the above table.

Interest Rate Risk / The Company's financial instruments are exposed to interest rate risk. During 2002, Guidant entered into an interest rate swap agreement to modify the interest characteristic of approximately half of the principal amount of its long-term notes so that the interest payable on that portion of long-term notes effectively becomes variable and thus matches the variable interest rate received from its cash. Accordingly, interest rate fluctuations impact the fair value of the Company's long-term notes outstanding, which are offset by corresponding changes in the fair value of the interest rate swap agreement. Since the Company is in a net cash position, the interest rate swap agreement reduces exposure to floating rate risk. An analysis of the impact on the Company's interest rate sensitive financial instruments to a hypothetical 10% change in short-term interest rates compared to interest rates at year end shows no significant impact on earnings or cash. The fair value of the interest rate swap agreement was $13.5 million at December 31, 2002.

Significant Accounting Policies / It is important to understand Guidant's accounting policies in order to understand its financial statements. In preparing the financial statements in accordance with generally accepted accounting principles, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from those estimates. The accounting policies that are most subject to important estimates or assumptions include those described below. See Note 2 in the notes to the consolidated financial statements for further description of these items.

Guidant continually evaluates the accounting policies and estimates it uses to prepare the consolidated financial statements. In cases where management estimates are used, they are based on historical experience, information from third-party professionals and various other assumptions believed to be reasonable.

INVENTORY RESERVES / The Company values its inventory at the lower of cost, determined on a first-in, first-out method, or market. Reserves are estimated for excess, slow moving and obsolete inventory as well as inventory with a carrying value in excess of its net realizable value. The Company reviews inventory on hand at least quarterly and records provisions for excess and obsolete inventory based on several factors, including current assessment of future product demand, anticipated release of new products into the market, historical experience and product expiration. The Company's industry is characterized by rapid product development and frequent new product introductions. Uncertain timing of product approvals, variability in product launch strategies, product recalls and variation in product utilization all impact the estimates related to excess and obsolete inventory.

PRODUCT WARRANTIES / Provisions for estimated expenses related to product warranties are recorded at the time the products are sold. Estimates for warranty costs are calculated based primarily upon historical warranty experience, but may include assumptions related to anticipated changes in warranty costs and failure rates. Assumptions and historical warranty experience are evaluated on at least a quarterly basis to determine the continued appropriateness of such assumptions. Warranty cost accruals are adjusted from time to time when warranty claim experience differs from estimates.

VALUATION OF PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT (IPRD), GOODWILL AND OTHER INTANGIBLE ASSETS / When a business combination occurs, the purchase price is allocated based upon the fair value of tangible assets, intangible assets, IPRD and goodwill as required by SFAS 141, *Business Combinations*. The Company recognizes IPRD in business combinations for the portion of the purchase price allocated to the appraised value of in-process technologies, defined as those technologies relating to products that have not received FDA approval and have no alternative future use. The portion assigned to in-process technologies excludes the value of core and developed technologies, which are recognized as intangible assets when purchased. Valuations require the use of significant estimates. The amount of the purchase price allocated to IPRD is determined by estimating the future cash flows of the technology and discounting the net cash flows back to their present values. Goodwill represents the excess of cost over the fair value of identifiable net assets of the business acquired and the amount allocated to IPRD. The methodologies used in arriving at these estimates are in accordance with accepted valuation methods.

INCOME TAXES / Guidant operates in multiple tax jurisdictions with different tax rates and must determine the allocation of income to each of these jurisdictions based on estimates and assumptions. In the normal course of business, the Company will undergo scheduled reviews by taxing authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Tax reviews often require an extended period of time to resolve and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates.

LEGAL PROCEEDINGS AND OTHER LOSS CONTINGENCIES / The Company is subject to various legal proceedings, many involving routine litigation incidental to the business. Other matters contain allegations that are not routine and involve compensatory, punitive or treble damage claims, or claims for injunctive relief related to alleged infringement of a third party's patents, or seek declarations affecting the validity of the Company's patents. Litigation outcomes are not within the Company's complete control, are often very difficult to predict and often are resolved over long periods of time. Estimating probable losses requires the analysis of multiple possible outcomes that often depend on judgments about potential actions by third parties. Loss contingencies are recorded as liabilities in the consolidated financial statements when it is both 1) probable or known that a liability has been incurred, and 2) the amount of the loss is reasonably estimable, in accordance with SFAS 5, *Accounting*

for Contingencies. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. If a loss contingency is not probable or not reasonably estimable, a liability is not recorded in the consolidated financial statements.

Regulatory and Other Matters / Government and private sector programs designed to reduce healthcare costs, including coverage and payment policies, pricing regulations, competitive pricing and various types of managed-care arrangements, exist in the U.S. and in many other countries where the Company does business. Government and private policies and programs require healthcare providers to put significant emphasis on the delivery of more cost-effective medical therapies. After the Company develops a promising new product and receives regulatory approval to sell it, the Company may find limited demand for it until the Company obtains reimbursement approval from private and governmental third party payors. While the Company is actively involved in the policy dialogue concerning cost containment, uncertainty as to the outcome of current and prospective legislative and regulatory initiatives and further changes in the marketplace preclude the Company from predicting the impact on future operating results.

Further, many hospitals and other customers of medical device manufacturers have formed large purchasing groups to enhance purchasing power and become more cost-effective in the delivery of healthcare. The medical device industry has also consolidated rapidly to offer a broader range of products to these purchasers. Transactions with these purchasing groups are often more significant, more complex, and involve more long-term contracts than in the past. Purchasing groups' enhanced purchasing power may further increase the pressure on product pricing.

In addition to payor cost pressure, the Company also faces intense competition in its highly dynamic markets. A substantial portion of the Company's revenues are derived from products less than a year old. Continued success requires sustained excellence in product development, approval, production and marketing, particularly in rapidly developing fields like drug eluting stents and treatments for heart failure. An interruption at any step in the process can significantly affect operating results.

The Company's products are subject to extensive regulation in the U.S. by the FDA and certain state authorities and internationally by foreign governmental authorities. The Company must obtain specific approval or clearance from the FDA before it can market products in the U.S. The process of obtaining such approvals or clearances can be onerous and costly and requires the Company to demonstrate new products' safety and efficacy. There is no assurance that all approvals and clearances sought by the Company will be granted on a timely basis, if at all. Further, regulatory oversight includes stringent ongoing requirements. Regulators can ban or seize devices, order repair, replacement, or refunds, and require cautionary notifications to health professionals and others. In addition, the Company's products involving radiation are also subject to regulation by various federal, state and foreign nuclear regulatory agencies.

The operations of the Company, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify, the Company believes that the ongoing impact of compliance with environmental protection laws and regulations will not have a material impact on the Company's financial position or results of operations.

The Company operates in an industry susceptible to significant legal claims. At any given time, the Company generally is involved as both a plaintiff and defendant in a number of patent infringement actions. Patent litigation can result in significant royalty or other payments or result in injunctions that can prevent the sale of products. The Company also is subject to product liability claims, including class actions from time to time. See Note 14 in the notes to the consolidated financial statements for additional information.

Cautionary Factors / Certain statements made in this Annual Report (including the President's letter) are forward-looking, including accounting estimates, expectations with respect to announced transactions, statements concerning pricing and sales trends, recovery of tax assets, capital expenditures, cash flows and the timing of product developments. The statements are based on assumptions about many important factors, including assumptions concerning:

- The development of the coronary stent market: Drug eluting stents present a significant growth opportunity; however, the earlier introduction of drug eluting stents by the Company's competitors is expected to substantially affect the market for coronary stents generally and the Company's financial results.
- The effects of operating in a highly regulated industry, the necessity for appropriate reimbursement of therapies (particularly the Company's ICD products) and the significance of legal claims in Guidant's industry: Each of these is further described immediately above in "Regulatory and Other Matters."
- Other factors included on Exhibit 99.1: Exhibit 99.1 to the Company's filing on Form 10-K describes additional factors which are incorporated herein by reference, including product development and production factors (including the uncertainties associated with clinical trials), competitive factors (including the introduction of new products and alternative therapies), business development factors (including reaching a definitive agreement with Biosensors), internal factors (including the retention of key employees, changes in business strategies, and the impact of business combinations) and others.

Actual results may differ materially. The Company does not undertake to update its forward-looking statements.

Consolidated Statements of Income

GUIDANT CORPORATION

Year Ended December 31	2002	2001	2000
In millions, except per share data			
Net sales	$3,239.6	$2,707.6	$2,548.7
Cost of products sold	797.0	662.3	604.1
Gross profit	2,442.6	2,045.3	1,944.6
Research and development	437.5	381.4	353.2
Purchased in-process research and development	55.2	15.0	–
Sales, marketing and administrative	993.2	835.4	748.8
Interest, net	4.0	31.5	54.7
Royalties, net	54.3	41.7	50.5
Amortization	13.2	43.9	44.0
Other, net	19.6	4.2	(16.5)
Litigation benefit, net	(105.2)	(10.0)	(23.7)
Foundation contribution	40.0	10.0	10.8
Cook charge	60.6	–	–
Restructuring charge	31.0	–	–
Special product charge	–	25.0	–
Impulse Dynamics charge	–	–	127.0
Income before income taxes	839.2	667.2	595.8
Income taxes	227.4	183.2	221.5
Net income	$ 611.8	$ 484.0	$ 374.3
Earnings per share–basic	$ 2.03	$ 1.61	$ 1.24
Earnings per share–diluted	$ 2.00	$ 1.58	$ 1.21

See notes to consolidated financial statements.

Consolidated Balance Sheets

GUIDANT CORPORATION

December 31		2002	2001
In millions, except share data			
ASSETS			
Current Assets			
Cash and cash equivalents		$1,014.8	$ 437.8
Short-term investments		10.3	8.9
Accounts receivable, net of allowances of $32.8 (2002) and $26.6 (2001)		699.3	631.9
Inventories		303.9	267.6
Deferred income taxes		210.0	153.6
Prepaid expenses and other current assets		64.9	48.5
Total Current Assets		2,303.2	1,548.3
Other Assets			
Goodwill, net of allowances of $159.4 (2002) and $143.3 (2001)		516.2	426.6
Other intangible assets, net of allowances of $61.9 (2002) and $64.4 (2001)		95.6	189.8
Deferred income taxes		53.9	43.8
Investments		46.8	38.6
Sundry		50.5	49.1
		763.0	747.9
Property and equipment, net		649.9	620.6
		$3,716.1	$2,916.8
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Accounts payable		$ 70.1	$ 60.1
Employee compensation		192.3	116.9
Other liabilities		348.3	164.6
Income taxes payable		248.3	147.5
Short-term debt		6.8	300.0
Total Current Liabilities		865.8	789.1
Noncurrent Liabilities			
Long-term debt		361.7	460.0
Other		166.8	121.9
		528.5	581.9
Commitments and Contingencies		–	–
Shareholders' Equity			
Preferred stock:			
Authorized shares:	50,000,000		
Issued shares:	none	–	–
Common stock, no par value:			
Authorized shares:	1,000,000,000		
Issued shares:	308,992,000 (2002)		
	309,019,000 (2001)	226.1	226.1
Additional paid-in capital		200.7	182.5
Retained earnings		2,002.3	1,390.5
Deferred cost, ESOP		(24.2)	(30.5)
Treasury stock, at cost:			
Shares:	2,388,000 (2002)		
	3,866,000 (2001)	(92.0)	(149.0)
Accumulated other comprehensive income		8.9	(73.8)
		2,321.8	1,545.8
		$3,716.1	$2,916.8

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

GUIDANT CORPORATION

	Common Stock		Additional	Retained	Deferred Cost, ESOP		Treasury	Accumulated Other Comprehensive	
	Issued Shares	Amount	Paid-In Capital	Earnings	Shares	Amount	Stock	Income/(Loss)	Total
In millions, except share data									
December 31, 1999	307,456,000	$192.9	$257.2	$ 532.2	(5,761,000)	($38.5)	($32.8)	($43.7)	$ 867.3
Comprehensive income:									
Net income				374.3					374.3
Other comprehensive loss, net of tax:									
Currency translation adjustments								(13.6)	
Minimum pension liability								(3.2)	
Unrealized loss on foreign exchange contracts								(9.8)	
Other comprehensive loss									(26.6)
Comprehensive income									347.7
Issuance of common stock under stock plans	1,020,000	22.0	(193.8)				270.8		99.0
Repurchase of common stock							(238.0)		(238.0)
ESOP transactions			22.7		453,000	3.1			25.8
Tax benefits from employee stock options			81.7						81.7
December 31, 2000	308,476,000	214.9	167.8	906.5	(5,308,000)	(35.4)	-	(70.3)	1,183.5
Comprehensive income:									
Net income				484.0					484.0
Other comprehensive loss, net of tax:									
Currency translation adjustments								(15.9)	
Minimum pension liability								(2.6)	
Unrealized gain on foreign exchange contracts								15.0	
Other comprehensive loss									(3.5)
Comprehensive income									480.5
Issuance of common stock under stock plans	543,000	11.2	(30.4)				51.0		31.8
Repurchase of common stock							(200.0)		(200.0)
ESOP transactions			25.2		730,000	4.9			30.1
Tax benefits from employee stock options			19.9						19.9
December 31, 2001	309,019,000	226.1	182.5	1,390.5	(4,578,000)	(30.5)	(149.0)	(73.8)	1,545.8
Comprehensive income:									
Net income				611.8					611.8
Other comprehensive gain, net of tax:									
Currency translation adjustments								118.1	
Minimum pension liability								(15.8)	
Unrealized loss on foreign exchange contracts								(19.6)	
Other comprehensive gain									82.7
Comprehensive income									694.5
Issuance/cancellation of common stock under stock plans	(27,000)		(10.2)				37.6		27.4
Stock issued through Employee Stock Purchase Plan			(3.9)				19.8		15.9
Repurchase of common stock							(0.4)		(0.4)
ESOP transactions			27.3		951,000	6.3			33.6
Tax benefits from employee stock options			5.0						5.0
December 31, 2002	**308,992,000**	**$226.1**	**$200.7**	**$2,002.3**	**(3,627,000)**	**($24.2)**	**($92.0)**	**$ 8.9**	**$2,321.8**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

GUIDANT CORPORATION

Year Ended December 31	2002	2001	2000
In millions			
Cash Provided by Operating Activities			
Net income	$ 611.8	$484.0	$374.3
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities			
Depreciation	114.4	97.1	89.1
Amortization of goodwill and other intangible assets	13.2	43.9	44.0
Provision for inventory and other losses	72.7	72.4	46.4
Purchased in-process research and development	55.2	15.0	–
Impulse Dynamics charge	–	–	127.0
Other noncash, net	(30.6)	38.2	34.5
	836.7	750.6	715.3
Changes in Operating Assets and Liabilities			
Receivables	(63.1)	(72.9)	(139.4)
Inventories	(80.1)	(106.2)	(32.5)
Prepaid expenses and other current assets	(22.5)	(8.2)	3.3
Accounts payable and accrued liabilities	89.3	(7.3)	10.7
Income taxes payable	98.8	84.7	144.4
Other liabilities	185.1	41.8	(54.4)
Net Cash Provided by Operating Activities	1,044.2	682.5	647.4
Investing Activities			
Purchases of available-for-sale investments	(22.8)	(10.3)	(4.6)
Sale/maturity of investments	8.9	6.8	13.1
Additions of property and equipment, net	(141.1)	(149.1)	(159.9)
Additions of other assets, net	(10.4)	(18.1)	(14.0)
Purchase of in-process research and development	(54.2)	(11.0)	–
Purchase of Impulse Dynamics option	–	–	(127.0)
Net Cash Used for Investing Activities	(219.6)	(181.7)	(292.4)
Financing Activities			
Decrease in borrowings, net	(393.1)	(45.1)	(76.0)
Issuance of common stock under stock plans and other capital transactions	40.3	27.6	92.5
Repurchase of common stock	(0.4)	(200.0)	(238.0)
Net Cash Used for Financing Activities	(353.2)	(217.5)	(221.5)
Effect of Exchange Rate Changes on Cash	105.6	(8.5)	1.7
Net Increase in Cash and Cash Equivalents	577.0	274.8	135.2
Cash and Cash Equivalents at Beginning of Year	437.8	163.0	27.8
Cash and Cash Equivalents at End of Year	$1,014.8	$437.8	$163.0

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

GUIDANT CORPORATION

In millions, except per share data

NOTE 1 / BUSINESS AND NATURE OF OPERATIONS

Guidant Corporation pioneers lifesaving technology for millions of cardiac and vascular patients worldwide. Guidant develops, manufactures and markets the following products and services that enable less-invasive care for some of life's most threatening medical conditions:

- Implantable cardioverter defibrillator (ICD) systems used to detect and treat abnormally fast heart rhythms (tachycardia)
- Implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia)
- Implantable cardiac resynchronization therapy cardioverter defibrillator (CRT-D) and pacemaker (CRT-P) systems used to treat heart failure and provide backup therapy for tachycardia and bradycardia
- Coronary and noncoronary stent systems, angioplasty dilatation catheters, intravascular radiotherapy systems and related accessories for the treatment of artery and biliary stricture disease
- Products for emerging therapies including beating heart surgery, endoscopic vessel harvesting and less-invasive endovascular procedures for the treatment of abdominal aortic aneurysms (AAA)

Guidant has principal operations in the U.S., Europe and Japan. The Company markets its products in nearly 100 countries through a direct sales force in the U.S. and a combination of direct sales representatives and independent distributors in international markets. As used herein, the terms "the Company" and "Guidant" mean Guidant Corporation and its consolidated subsidiaries.

NOTE 2 / SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation / The consolidated financial statements include the accounts of Guidant and all of its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated.

Revenue Recognition / Revenue from the sale of products is generally recognized at the time product is shipped to customers. The Company recognizes revenue upon implant for certain cardiac rhythm management products where some customers do not carry their own inventory. Additionally, Guidant has purchasing agreements with some of its vascular intervention customers where product is shipped to customers and revenue is recognized at the time of reported usage. Guidant also strategically offers incentive purchasing agreements from time to time. Revenue under these agreements is generally recognized at the time the product is shipped to the customers, the timing of which may be dependent upon contractual terms, inventory availability and customer requirements. The Company allows customers to return defective or damaged products for credit, replacement or exchange. Revenue is recognized as the net amount to be received after deducting estimated amounts for product returns, discounts and allowances. The Company provides credit, in the normal course of business, to its customers. The Company also maintains an allowance for doubtful customer accounts and charges actual losses when incurred to this allowance.

Research and Development / Research and development costs are charged to expense as incurred. IPRD is recognized in business combinations for the portion of the purchase price allocated to the appraised value of in-process technologies, defined as those technologies relating to products that have not received FDA approval and have no alternative future use. The portion assigned to in-process technologies excludes the value of core and developed technologies, which are recognized as intangible assets when purchased. Valuations require the use of significant estimates. The amount of the purchase price allocated to IPRD is determined by discounting the estimated amount of future net cash flows from the technology to their present value. The methodologies used in arriving at these estimates are in accordance with accepted valuation methods and are based upon guidelines provided by the staff of the Securities and Exchange Commission.

Foreign Currency Translation / Sales and expenses denominated in foreign currencies are translated at average exchange rates in effect during the year. Assets and liabilities of foreign operations are translated into U.S. dollars using the exchange rates in effect at year end. Foreign currency transaction gains and losses are included in the consolidated statements of income as "other, net". Adjustments arising from the translation of net assets located outside the U.S. (gains and losses) are shown as a component of accumulated other comprehensive income.

Risk Management Contracts / The Company adopted SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, on October 1, 2000. The Company employs foreign exchange forward contracts and interest rate swap agreements to manage its earnings exposure to fluctuations in foreign currency exchange rates and interest rates. Forward contracts hedging forecasted transactions are designated as cash flow hedges, as applicable, and recorded as assets or liabilities on the balance sheet at their fair value. Changes in the forward contracts' fair value are

recognized in accumulated other comprehensive income until they are recognized in earnings at the time the forecasted transaction occurs. If the forecasted transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related hedge is recognized in earnings at that time. The ineffective portion of a contract's change in fair value is immediately recognized in earnings. These gains and losses are classified in the income statement consistent with the accounting treatment of the item being hedged. Forward contracts hedging specific foreign currency denominated assets or liabilities are recorded at their fair value with the related gains and losses included in "other, net" on the income statement. Results of these forward contracts offset in full or in part the natural gains and losses stemming from the normal mark to market of the underlying balance sheet exposure. Guidant has an interest rate swap agreement that is designated and qualifies as a fair value hedge and meets the short-cut method requirements of SFAS 133. As a result, changes in the fair value of the interest rate swap agreement are offset by changes in the fair value of the long-term notes. These changes are reported in interest expense; accordingly, no net gain or loss is recognized in earnings.

Cash and Cash Equivalents / All highly liquid investments, generally with original maturities of three months or less, are considered to be cash equivalents. These investments are valued at cost, which approximates fair value.

Investments / Investments in debt and equity securities that have readily determinable fair values are classified and accounted for as available-for-sale or held-to-maturity. Held-to-maturity investments consist principally of government debt securities that management has the intent and ability to hold until maturity. These securities are carried at amortized cost. Available-for-sale securities are carried at fair value with unrealized gains and losses recorded as a separate component of accumulated other comprehensive income. Realized gains are calculated based on the specific identification method and recorded in "other, net" on the income statement. All other equity securities are accounted for under the cost method.

Inventories / Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market. Inventories at December 31 consisted of the following:

	2002	2001
Finished products	$138.1	$138.5
Work in process	58.1	66.5
Raw materials and supplies	107.7	62.6
	$303.9	$267.6

The $45.1 million increase in raw materials and supplies was primarily due to cardiac rhythm management product components. This increase was driven by the market growth of ICD systems due to the increased acceptance of MADIT II results and a management decision to carry increased levels of certain key components.

Goodwill and Other Intangible Assets / Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist primarily of purchased technology and patents. Guidant adopted SFAS 142 on January 1, 2002. As a result, goodwill is no longer amortized, but is tested for impairment on an annual basis, or more frequently as impairment indicators arise. The test for impairment involves the use of estimates related to the fair values of the business operations with which goodwill is associated and is usually based on projected cash flows. Other intangible assets are amortized using the straight-line method over their estimated useful lives, of which periods of up to nine years remain.

Property and Equipment / Property and equipment are stated at historical cost. Additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method at rates that are intended to depreciate the cost of these various assets over their estimated useful lives. Property and equipment at December 31 consisted of the following:

	2002	2001
Land	$ 33.0	$ 32.0
Buildings	344.8	327.0
Equipment	756.7	651.3
Construction in progress	70.7	75.0
	1,205.2	1,085.3
Less allowances for depreciation	555.3	464.7
	$ 649.9	$ 620.6

Long-Lived Assets / Management periodically reviews the carrying amount of property and equipment and other intangible assets to assess potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The determination includes evaluation of factors such as current market value, future asset utilization, business climate, and future cash flows expected to result from the use of the related assets. The Company's policy is to use undiscounted cash flows in assessing potential impairment and to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.

Income Taxes / All income tax amounts reflect the use of the liability method. Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

Earnings Per Share / Earnings per share–basic is computed by dividing net income by the weighted average common shares outstanding during the year. Earnings per share–diluted represents net income divided by the total of the weighted average common shares outstanding plus potential dilutive instruments such as stock options. The effect of stock options on earnings per share–diluted is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. Stock options that would have an anti-dilutive effect on earnings per share are excluded from the calculations.

Stock-Based Compensation / The Company has adopted the disclosure-only provisions of SFAS 123, *Accounting for Stock-Based Compensation,* as amended by SFAS 148, *Accounting for Stock-Based Compensation-Transition and Disclosure.* Accordingly, the Company accounts for stock-based compensation under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations, using the intrinsic value method. In 2002, Guidant applied the attribution method for purposes of calculating the required disclosures for all current and prior stock options. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. The pro forma impact on net income assumes a forfeiture rate of approximately 10%. These pro forma amounts may not be representative of the effects on reported net income for future years due to the uncertainty of stock option grant volume and potential changes in assumptions driven by market factors.

	2002	2001	2000
Reported net income	$611.8	$484.0	$374.3
Deduct: Total stock-based employee compensation expense, net of tax	94.8	119.0	84.6
Pro forma net income	$517.0	$365.0	$289.7
Earnings per share:			
Basic—as reported	$ 2.03	$ 1.61	$ 1.24
Basic—pro forma	$ 1.71	$ 1.21	$ 0.96
Diluted—as reported	$ 2.00	$ 1.58	$ 1.21
Diluted—pro forma	$ 1.69	$ 1.19	$ 0.93

Use of Estimates / Preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

Reclassifications / Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the current year presentation.

New Accounting Pronouncements / In July 2002, the Financial Accounting Standards Board (FASB) issued SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This pronouncement requires that a liability for a cost associated with exit or disposal activities be recognized and measured initially at fair value when it is incurred rather than at the date of a commitment to an exit or disposal plan. It is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. SFAS 146 was adopted by Guidant on January 1, 2003. This pronouncement did not impact the restructuring plan for the endovascular solutions operations approved in May 2002, but would have an impact on any future exit or disposal activities approved on or after January 1, 2003.

In December 2002, the FASB issued SFAS 148, *Accounting for Stock-Based Compensation-Transition and Disclosure.* SFAS 148 amends SFAS 123 and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. Guidant adopted the disclosure requirements of SFAS 148 in 2002.

In January 2003, the FASB issued FASB Interpretation (FIN) 46, *Consolidation of Variable Interest Entities.* FIN 46 requires consolidation of variable interest entities by the entity's primary beneficiary if the entity's equity investors do not have characteristics of a controlling financial interest or sufficient equity at risk. FIN 46 is effective for all new variable interest entities after January 31, 2003. FIN 46 must be applied beginning July 1, 2003, to variable interest entities existing prior to February 1, 2003. FIN 46 will not have a material impact on the Company's results of operations or financial condition.

NOTE 3 / GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with the Company's adoption of SFAS 142, $105.0 million of other intangibles were reclassified to goodwill on January 1, 2002. The net book value of these assets on that date was $89.1 million. The reclassification was primarily related to the assembled work force obtained in conjunction with the Intermedics acquisition in February 1999. Had SFAS 142 been effective January 1, 2000, net income and earnings per share would have been reported as follows:

	2002	2001	2000
Reported net income	**$611.8**	$484.0	$374.3
Goodwill and work force amortization	–	30.5	31.6
Adjusted net income	**$611.8**	$514.5	$405.9
Earnings per share–basic:			
Reported net income	**$2.03**	$1.61	$1.24
Goodwill and work force amortization	–	.10	.11
Adjusted earnings per share–basic	**$2.03**	$1.71	$1.35
Earnings per share–diluted:			
Reported net income	**$2.00**	$1.58	$1.21
Goodwill and work force amortization	–	.10	.10
Adjusted earnings per share–diluted	**$2.00**	$1.68	$1.31

The Company completed its initial impairment test of goodwill in the first quarter of 2002 and its first annual impairment test in the fourth quarter of 2002. Both tests indicated that goodwill was not impaired. These tests involve the use of estimates related to the fair value of the Company's reporting units associated with goodwill. There were no material changes to goodwill as a result of acquisitions, dispositions or translation during 2002.

Goodwill and other intangible assets consist of the following:

	2002	2001
Goodwill		
Intermedics, Inc.	**$345.2**	$258.1
Advanced Cardiovascular Systems, Inc.	**102.1**	102.1
InControl, Inc.	**53.9**	53.9
Other	**15.0**	12.5
	$516.2	$426.6

December 31, 2002	Original Cost	Accumulated Amortization	Carrying Value
Other Intangible Assets			
Intermedics, Inc.	$ 28.0	$11.0	$ 17.0
Other licensed technologies and distribution agreements	129.5	50.9	78.6
	$157.5	$61.9	$ 95.6
December 31, 2001			
Other Intangible Assets			
Intermedics, Inc.	$133.0	$23.5	$109.5
Other licensed technologies and distribution agreements	121.2	40.9	80.3
	$254.2	$64.4	$189.8

Excluding goodwill and intangible assets reclassified to goodwill, amortization expense of intangible assets was $13.2 million, $11.4 million and $10.5 million for the years ended December 31, 2002, 2001 and 2000. The annual estimated amortization expense for intangible assets for the five-year period ending December 31, 2007, ranges from $13.0 million to $14.0 million.

NOTE 4 / ACQUISITIONS AND RELATED ACTIVITIES

Cardiac Intelligence Corporation / In December 2002, the Company completed its acquisition of Cardiac Intelligence Corporation (CIC) for $19.3 million. This acquisition will supplement Guidant's Advanced Patient Management program, as CIC owns an extensive portfolio of patents in the field of ambulatory, remote, wireless monitoring of the heart functions of patients, including those implanted with devices such as pacemakers, defibrillators and resynchronization devices. The consolidated financial statements include CIC operating results from the date of the acquisition. The entire purchase price was recorded as IPRD.

Biosensors International / In December 2002, the Company paid $3.0 million to Biosensors International (Biosensors) as part of an agreement in principle to acquire certain assets of Biosensors' everolimus eluting stent program, including an exclusive worldwide license to Biosensors' intellectual property in the field of everolimus eluting stents and a nonexclusive license to Biosensors' drug and bioabsorbable polymer formulation technology for use with other drugs.

Under the proposed agreement, Biosensors will receive an up-front cash payment for the asset purchase and licensing fee and may receive additional cash milestone payments based on the performance of Biosensors' everolimus stent products in clinical trials. Guidant would make an additional cash payment upon CE Mark approval, as well as royalty payments on future Guidant product sales that utilize Biosensors' technology. The transaction is subject to further due diligence and the completion of a definitive agreement. The agreement is also subject to clearance under the U.S. Hart-Scott-Rodino Antitrust Improvements Act.

Cook Group Incorporated / In July 2002, Guidant entered into an agreement to acquire Cook Group Incorporated (Cook) in a stock-for-stock transaction, subject to satisfaction of certain clinical and legal conditions relating to the ACHIEVE Drug Eluting Coronary Stent System. The clinical conditions included positive results from the U.S. clinical study, DELIVER, which compared the paclitaxel-coated ACHIEVE Drug Eluting Coronary Stent System manufactured by Cook Incorporated to Guidant's MULTI-LINK PENTA Coronary Stent System. On January 2, 2003, the Company announced that a preliminary analysis of the clinical results indicated that the primary target vessel failure (TVF) endpoint of the study would not be met, although there was a trend toward improvement in TVF in the treatment arm of the study. Based on this information, the conditions outlined in the merger agreement with Cook were not expected to be satisfied and the merger agreement was subsequently terminated in January 2003. A $60.6 million charge was recorded in 2002 relating to a $50.0 million termination fee plus accrued interest and other merger-related expenses.

Novartis Pharma AG and Novartis AG / In March 2002, Guidant entered into an agreement with Novartis Pharma AG and Novartis AG (Novartis) that provided Guidant a co-exclusive worldwide license to use everolimus in drug eluting stents. As a result, the Company recorded a pre-tax charge of $6.8 million related to the value of the IPRD. In September 2002, the parties expanded the license to make Guidant's rights exclusive and to provide Guidant the right to sublicense. Under the agreement, Novartis will receive milestone payments and a royalty on sales of Guidant products utilizing the drug. A milestone payment of $29.1 million was made in December of 2002 and was recorded as IPRD.

Metamorphic Surgical Devices, LLC / In October 2001, Guidant entered into an agreement with Metamorphic Surgical Devices, LLC (Metamorphic) to purchase technology pertaining to the development of embolic protection devices. As a result, the Company recorded a pre-tax charge of $15.0 million related to the value of the IPRD. Upon any FDA approval of the technology, an additional $3.0 million payment will be required.

NOTE 5 / SPECIAL ITEMS

2002 / In addition to the IPRD related to CIC and Novartis and the Cook charge described in Note 4, Guidant recorded the following special items:

- $105.2 million net litigation benefit resulting primarily from a $158.2 million award plus interest and costs against Medtronic Inc. in April 2002 offset in part by a $31.9 million fourth-quarter charge related to the ongoing ANCURE ENDOGRAFT System investigation and related matters
- $40.0 million contribution to Guidant Foundation
- $31.0 million for the restructuring of endovascular solutions operations approved by Guidant's Board of Directors in May 2002—The charge includes the termination of Guidant's involvement in certain product clinical trials, work force reductions (135 employees primarily in manufacturing and research and development positions), facility reductions and certain other related costs. A liability of $9.8 million remains at December 31, 2002.
- $12.0 million tax impact of special items

2001 / In addition to the IPRD related to Metamorphic described in Note 4, Guidant recorded $25.0 million of expenses associated with the ANCURE ENDOGRAFT System voluntary recall and a field action related to the first-generation PRIZM ICD. Sales of the ANCURE system were voluntarily halted in March 2001 as a result of Guidant's identification of certain deficiencies in the ANCURE-related regulatory processes and communications with the FDA. In August 2001, the Company received FDA approvals allowing the return to a full market release of the ANCURE system. The field action concerned a specific memory component in the first-generation PRIZM device. Field inventory that contained the memory component was returned to the Company and a software solution was designed to noninvasively return functionality to any affected implanted device. The tax impact of 2001 special items was $14.8 million.

2000 / Guidant paid Impulse Dynamics $125.0 million for the exclusive right to evaluate experimental therapies for the treatment of heart failure under development by Impulse Dynamics. After a thorough investigation of the Impulse Dynamics technology, Guidant decided to retain the focus of its heart failure research and development efforts on resynchronization therapy and did not exercise its option to acquire these rights to certain experimental heart therapies. As a result, Guidant recorded $127.0 million relating to the unexercised option and related expenses. The related tax impact was $9.8 million.

NOTE 6 / STOCK PLANS

Stock Plans / The Company may periodically grant nonqualified stock options and restricted stock grants to outside members of its Board of Directors and consultants and may grant incentive stock options, nonqualified stock options, performance shares and restricted stock grants to employees, including executive officers of the Company. Grants to employees are consistent with Guidant's commitment to recognize and reward employees and enable them to participate as shareholders.

There were no broad-based employee stock option grants in 2002. Instead, the Company made a special one-time grant of options on approximately 11 million shares in July 2001 covering all eligible Guidant employees in lieu of broad-based employee option grants in 2002. This grant was in addition to the January 2001 grant of options to management employees on approximately nine million shares.

Stock options are granted at 100% of the fair value of the underlying stock at the date of grant and have 10-year terms. The stock options granted to outside directors typically vest and become fully exercisable at the next annual meeting. The majority of other stock options granted by the Company vest and become fully exercisable three to five years from the date of grant, or vest in increments over three to five years.

Stock option activity is summarized below:

	2002		2001		2000	
		Weighted Average		Weighted Average		Weighted Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
Outstanding at January 1	52,113,348	$38.41	35,078,541	$37.64	33,128,339	$30.32
Granted	1,152,811	36.10	20,698,411	38.47	9,574,720	51.77
Exercised	(963,959)	25.31	(1,884,060)	14.76	(5,545,074)	16.28
Cancelled	(2,465,427)	43.26	(1,779,544)	49.31	(2,079,444)	43.35
Outstanding at December 31	49,836,773	$38.38	52,113,348	$38.41	35,078,541	$37.64
Exercisable at December 31	26,458,259	$35.31	18,848,329	$30.38	16,207,080	$25.96

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
$ 3.63 – $10.00	1,989,543	2.6	$ 7.06	1,989,543	$ 7.06
$10.01 – $17.00	2,711,910	3.8	11.06	2,711,760	11.06
$17.01 – $30.00	1,105,482	5.2	23.34	950,603	22.31
$30.01 – $39.00	20,954,157	6.9	32.08	11,004,085	32.57
$39.01 – $71.00	23,075,681	7.1	50.73	9,802,268	52.08
	49,836,773	6.6	$38.38	26,458,259	$35.31

The per-share weighted average fair value of stock options granted in 2002, 2001 and 2000 was $17.58, $19.14 and $26.25. The fair value was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Risk-free interest rate	4.0%	5.1%	6.7%
Dividend yield	–	–	–
Volatility factor	38.9%	38.5%	35.5%
Option life	3–7 years	3–7 years	3–7 years

The Company introduced its Employee Stock Purchase Plan in 2001. This plan enables employees to contribute up to 10% of their wages toward the purchase of the Company's common stock at the end of each four-month purchase period. Employees purchase shares of Guidant common stock for 85% of the average of the reported high and low sales prices on the first or last day of the purchase period, whichever price is lower. There were approximately 12.8 million additional shares available for grant under the Company's stock plans on December 31, 2002.

Shareholder Rights Plan / The Company has a shareholder rights plan that entitles all shareholders to a preferred stock purchase right. The purchase right entitles shareholders to purchase from the Company 1/400 of a share of Series A Preferred Stock at an exercise price of $10.88. The Company may redeem the rights for $0.0025 per right up to and including the 10th business day after the date of a public announcement that a person or group of affiliated or associated persons (Acquiring Person) has acquired ownership of common stock having 10% or more of the Company's general voting power (Stock Acquisition Date). The plan provides that, if the Company is acquired in a business combination at any time after a Stock Acquisition Date, generally

each holder of a right will be entitled to purchase at the exercise price a number of the acquiring company's shares having a market value of twice the exercise price. The plan also provides that in the event of certain other business combinations, certain self-dealing transactions, or the acquisition by an Acquiring Person of stock having 15% or more of the Company's general voting power, generally each holder of a right will be entitled to purchase at the exercise price a number of shares of the Company's common stock having a market value of twice the exercise price. Any rights beneficially owned by an Acquiring Person shall not be entitled to the benefit of the adjustments with respect to the number of shares described above. The rights will expire on October 17, 2004, unless redeemed earlier by the Company.

NOTE 7 / EARNINGS PER SHARE

The following table sets forth the computation of earnings per share:

	2002	2001	2000
Net income	$ 611.8	$ 484.0	$ 374.3
Weighted average common shares outstanding	301.74	300.86	301.10
Effect of employee stock options	4.25	5.36	9.01
Weighted average common shares outstanding and assumed conversions	305.99	306.22	310.11
Earnings per share–basic	$ 2.03	$ 1.61	$ 1.24
Earnings per share–diluted	$ 2.00	$ 1.58	$ 1.21

Earnings per share–diluted excludes 30.6 million and 24.0 million shares related to options for the years ended December 31, 2002 and 2001, as the exercise price per share of these options was greater than the average market value, resulting in an anti-dilutive effect on earnings per share–diluted. Anti-dilutive shares were immaterial for the year ended December 31, 2000.

NOTE 8 / BORROWINGS

The Company's outstanding borrowings on December 31 consisted of:

	2002	2001
Long-term notes	$361.7	$347.6
Commercial paper	–	391.0
Bank borrowings	6.8	21.4
Total borrowings	368.5	760.0
Less short-term debt	6.8	300.0
Long-term debt	$361.7	$460.0

On February 11, 1999, the Company issued seven-year, 6.15% long-term notes with a $350.0 million principal amount due in 2006. In January 2002, Guidant entered into an interest rate swap agreement on these notes with a notional amount of $175.0 million, converting the fixed interest rate to a variable interest rate indexed to LIBOR. Interest rate fluctuations impact the fair value of the long-term notes, which will be offset by corresponding changes in the fair value of the interest rate swap agreement. At December 31, 2002, the interest rate swap agreement increased long-term notes by $13.5 million.

At December 31, 2002, the Company had a $400 million credit facility that permits borrowings through August 2003 and a $400 million credit facility that permits borrowings through August 2007. There are currently no outstanding borrowings under these arrangements, which carry a variable market rate of interest. Restrictive covenants in the borrowing agreements include consolidations, mergers, certain sales of assets, maintenance of certain financial performance measures and limitations on subsidiary borrowings. Commitment fees were not material in 2002 or 2001.

At December 31, 2002, long-term debt was comprised of the long-term notes, including the market value of the interest rate swap agreement. At December 31, 2001, long-term debt was comprised of the long-term notes plus $112.4 million in commercial paper and bank borrowings. The weighted average interest rate on borrowings outstanding at December 31, 2002, including the effect of the interest rate swap agreement, was 3.94% compared to 4.30% at December 31, 2001. Interest expense, which approximates cash payments of interest on borrowings, was $23.9 million, $47.0 million and $62.8 million in 2002, 2001 and 2000.

NOTE 9 / LEASES

Guidant entered into operating leases for certain land and office buildings with five-year terms ending in 2005 and 2006. The terms of these leases provide Guidant certain tax advantages. The Company has the option to renew the leases or purchase the property for $57.2 million at the end of the lease terms. If Guidant does not exercise its renewal or purchase options, it has guaranteed any deficiency in the sales proceeds that the lessor may realize in disposing of the leased property. Guidant has also guaranteed the payment of principal and interest on the lessor's indebtedness up to $60 million. At December 31, 2002, the lessor's indebtedness guaranteed by the Company totaled approximately $57.2 million. The Company does not anticipate that it will incur any losses as a result of these guarantees.

In addition to the leases detailed above, Guidant leases various manufacturing and office facilities and certain equipment under operating leases. Total future minimum lease commitments are as follows:

2003	$ 35.3
2004	31.3
2005	20.1
2006	13.1
2007	9.2
Thereafter	4.7
	$113.7

Rent expense for all leases, including contingent rentals that were not material, amounted to approximately $36.4 million, $38.2 million and $34.8 million for 2002, 2001 and 2000.

NOTE 10 / INCOME TAXES

Following is a summary of income before income taxes of U.S. and international operations:

	2002	2001	2000
U.S.	$323.2	$254.8	$369.7
International	516.0	412.4	226.1
	$839.2	$667.2	$595.8

Following is the composition of income tax expense:

	2002	2001	2000
Current:			
Federal	$178.0	$109.3	$156.7
State	18.6	18.5	28.2
Foreign	77.4	63.7	35.4
Total currently payable	274.0	191.5	220.3
Deferred:			
Federal	(25.2)	(0.8)	4.4
State	(19.4)	(7.5)	(1.5)
Foreign	(2.0)	–	(1.7)
Total deferred tax (benefit) expense	(46.6)	(8.3)	1.2
Income tax expense	$227.4	$183.2	$221.5

Deferred tax assets and liabilities reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or income tax returns. At December 31, deferred tax assets and liabilities consisted of the following:

	2002	2001
Deferred tax assets:		
Inventory and product-related reserves	$125.5	$ 86.1
Net operating loss, capital loss, and credit carryforwards	27.0	60.8
Accrued liabilities	93.7	67.0
Acquisition of intangible assets	65.7	62.8
	311.9	276.7
Valuation allowances	(3.9)	(45.5)
Total deferred tax assets	308.0	231.2
Deferred tax liabilities:		
Property and equipment	(43.6)	(33.3)
Other	(0.5)	(0.5)
Total deferred tax liabilities	(44.1)	(33.8)
Deferred tax assets, net	$263.9	$197.4

Following is a reconciliation of the effective income tax rate:

	2002	2001	2000
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:			
State income taxes, net of federal tax benefit	1.3	1.4	1.2
Effect of international operations	(12.0)	(9.1)	(5.4)
Research credit	(1.2)	(1.8)	(2.3)
Benefit from export incentives	(1.1)	(1.2)	(0.8)
Nondeductible special charges	2.2	–	1.8
Net operating losses and credit carryovers	–	–	(0.5)
Impulse Dynamics charge	–	–	6.2
Other, net	2.9	3.2	2.0
Effective income tax rate	27.1%	27.5%	37.2%

No provision has been made for U.S. federal and state, or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries—$1,485.6 million at December 31, 2002—because it is expected that such earnings will be permanently reinvested in these foreign operations. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of these earnings.

At December 31, 2002, approximately $45.4 million of federal, state and foreign tax losses and $21.8 million of federal and state credits were available for carryforward. The federal and state carryforwards are subject to valuation allowances and certain restrictions. The losses and credits generally expire within a period of four to 15 years. At December 31, 2002, $5.6 million of capital losses were available for carryforward. The carryforward is subject to a valuation allowance and expires December 31, 2005. In view of the consistent profitability of its past operations, the Company believes that the deferred assets will be substantially recovered and that no significant additional valuation allowances are necessary.

Income taxes paid were $172.8 million, $127.6 million and $78.5 million in 2002, 2001 and 2000.

NOTE 11 / EMPLOYEE BENEFIT PLANS

Employee Savings and Stock Ownership Plan / Guidant has created a defined contribution savings plan that covers its eligible U.S. employees. The plan includes both an employee savings component (savings plan) and an employee stock ownership component (Employee Stock Ownership Plan or "ESOP"). The purpose of the plan is generally to provide additional financial security to employees during retirement.

Participants in the plan may elect to contribute, on a before-tax basis, a certain percent of their annual salaries. Participants' contributions may not be invested in Guidant common stock. The Company matches a portion of these employee contributions with Guidant common stock. In addition, the Company contributes Guidant common stock to the ESOP in a fixed percentage of employees' annual base pay, regardless of the employee contribution.

The Company makes its matching and fixed contributions to the plan's ESOP component. This internally leveraged ESOP acquired approximately 9.0 million shares of newly issued Guidant common stock at a cost of approximately $60 million ($6.68 per share) in September 1995. Common shares held by the ESOP are allocated among participants' accounts on a periodic basis until these shares are exhausted (approximately 2005, assuming the year-end price per share of Guidant common stock of $30.85 remains constant). At December 31, 2002, the ESOP held approximately 5.4 million shares allocated to employee accounts and 3.6 million unallocated shares. The cost of shares held by the ESOP and not yet allocated to employees is reported as a reduction of shareholders' equity. Allocated shares of the ESOP are charged to expense based on the fair value of the shares transferred and are treated as outstanding in the computation of earnings per share. Compensation expense under these plans was $33.8 million, $30.3 million and $25.9 million for 2002, 2001 and 2000.

Retirement Plans / The Company sponsors the Guidant Retirement Plan (GRP), a frozen noncontributory defined benefit plan. The Company's funding policy for the GRP is consistent with U.S. employee benefit and tax-funding regulations. GRP assets, which are maintained in a trust, consist primarily of equity and fixed income instruments. The Company also sponsors the Guidant Excess Benefit Plan–Retirement, a non-qualified, unfunded plan for certain of its officers and key employees. In addition, U.S. and Puerto Rico employees of the Company are eligible to receive specified Company-paid healthcare retirement benefits under a plan established in 2000. Following is a summary of these plans:

	Guidant Retirement Plan (GRP)		Guidant Excess Benefit Plan–Retirement		Healthcare Retirement Benefit Plan	
	2002	2001	**2002**	2001	**2002**	2001
Accumulated Benefit Obligation December 31	**$61.7**	$54.8	**$24.2**	$24.1	**$15.0**	$12.6
Change in Projected Benefit Obligation						
Projected benefit obligation at beginning of year	**$56.5**	$53.4	**$26.1**	$23.2	**$12.6**	$10.7
Service cost	**–**	–	**–**	0.2	**1.6**	1.4
Interest cost	**4.1**	4.0	**1.7**	1.7	**0.9**	0.8
Benefits paid	**(1.2)**	(1.0)	**(0.8)**	(0.7)	**(0.2)**	(0.1)
Actuarial loss/(gain)	**5.4**	0.1	**1.5**	1.7	**0.1**	(0.2)
Settlement payment	**–**	–	**(2.5)**	–	**–**	–
Projected benefit obligation at end of year	**$64.8**	$56.5	**$26.0**	$26.1	**$15.0**	$12.6
Change in Plan Assets						
Plan assets at fair value at beginning of year	**$60.8**	$68.7	**–**	–	**–**	–
Actual loss on plan assets	**(4.4)**	(6.9)	**–**	–	**–**	–
Company contributions	**–**	–	**$ 4.3**	$ 0.7	**$ 0.2**	$ 0.1
Benefits paid	**(1.2)**	(1.0)	**(0.8)**	(0.7)	**(0.2)**	(0.1)
Settlement	**–**	–	**(3.5)**	–	**–**	–
Plan assets at fair value at end of year	**$55.2**	$60.8	**–**	–	**–**	–
Funded status of the plan						
Plan assets in excess of (less than) projected benefits	**($ 9.6)**	$ 4.3	**($26.0)**	($26.1)	**($15.0)**	($12.6)
Unrecognized net loss/(gain)	**30.9**	13.4	**8.4**	7.9	**–**	(0.2)
Unrecognized prior service cost	**–**	–	**7.8**	9.0	**7.1**	7.7
Prepaid/(accrued) pension cost	**$21.3**	$17.7	**($ 9.8)**	($ 9.2)	**($ 7.9)**	($ 5.1)
Periodic Benefit Cost						
Service cost	**–**	–	**–**	$ 0.2	**$ 1.6**	$ 1.4
Interest cost	**$ 4.1**	$ 4.0	**$ 1.7**	1.7	**0.9**	0.8
Expected return on plan assets	**(7.6)**	(7.2)	**–**	–	**–**	–
Amortization of unrecognized net loss	**–**	–	**1.1**	0.9	**–**	–
Amortization of unrecognized prior service cost	**–**	–	**1.2**	1.2	**0.6**	0.6
Settlement loss	**–**	–	**0.9**	–	**–**	–
Net periodic benefit cost	**($ 3.5)**	($ 3.2)	**$ 4.9**	$ 4.0	**$ 3.1**	$ 2.8
Assumptions						
Discount rate	**6.90%**	7.25%	**6.90%**	7.25%	**6.90%**	7.25%
Expected return on plan assets	**8.75%**	10.50%	**–**	–	**–**	–
Rate of compensation increase	**5.90%**	5.90%	**5.90%**	5.90%	**–**	–
Healthcare cost trend rate	**–**	–	**–**	–	**7.00%**	7.00%

Certain employees outside the U.S. participate in retirement plans maintained by the Company. Expenses for the employees participating in these plans have not been included in the preceding table. Expenses attributable to the employees at these locations are included in the results of operations and totaled $6.5 million, $5.4 million and $4.4 million in 2002, 2001 and 2000.

NOTE 12 / SEGMENT INFORMATION

The Company manages its business on the basis of one reportable segment: the development, manufacture and marketing of therapeutic medical technologies for the treatment of cardiovascular and vascular diseases. Guidant's chief operating decision makers use consolidated results to make operating and strategic decisions. See Note 1 for a brief description of the Company's business.

Geographic Information

	2002	2001	2000
Net Sales:[1]			
U.S.	$2,293.0	$1,889.1	$1,814.0
International	946.6	818.5	734.7
	$3,239.6	$2,707.6	$2,548.7

1 Revenues are attributed to countries based on location of the customer.

	2002	2001
Long-lived assets:		
U.S.	$565.4	$559.9
International	84.5	60.7
	$649.9	$620.6

Classes of Similar Products

	2002	2001	2000
Net Sales:			
ICD systems	$1,008.1	$ 718.6	$ 666.6
Pacemaker systems	641.8	589.7	540.1
Coronary stent systems	926.6	819.0	821.1
Angioplasty and intravascular radiotherapy systems and accessories	433.4	406.6	369.9
Emerging therapies	229.7	173.7	151.0
	$3,239.6	$2,707.6	$2,548.7

No single customer represented more than 10% of the Company's consolidated sales.

NOTE 13 / FINANCIAL INSTRUMENTS

In the normal course of business, operations of the Company are exposed to continuing fluctuations in currency values and short-term interest rates. The Company's objective is to reduce earnings volatility associated with these fluctuations to allow management to focus on core business issues. Accordingly, the Company addresses these risks through a controlled program of risk management that includes the use of derivative financial instruments. The Company's derivative activities are initiated within the guidelines of documented corporate risk management policies. The Company does not enter into any derivative transactions for speculative or trading purposes.

Foreign Exchange Risk Management / A portion of the Company's cash flows is derived from transactions denominated in foreign currencies (principally the currencies of Europe and Japan). The U.S. dollar value of transactions denominated in foreign currencies fluctuates as the U.S. dollar strengthens or weakens relative to these foreign currencies. In order to reduce the uncertainty of foreign exchange rate movements on transactions denominated in foreign currencies, the Company enters into derivative financial instruments in the form of foreign exchange forward contracts with major international financial institutions. These forward contracts, which typically mature within one year, are designed to hedge anticipated foreign currency transactions, primarily intercompany inventory purchases. These contracts also hedge intercompany loans, payables and receivables. The Company's foreign exchange contracts do not subject it to material risk due to exchange rate movements, because gains and losses on these contracts offset losses and gains on the assets, liabilities and transactions being hedged.

No components of the contracts are excluded in the measurement of hedge effectiveness. The critical terms of the foreign exchange contracts are the same as the underlying forecasted transactions; therefore, changes in the fair value of the foreign exchange contracts should be highly effective in offsetting changes in the expected cash flows from the forecasted transactions. No gains or losses related to ineffectiveness of cash flow hedges were recognized in earnings during 2002 or 2001. The Company recognized a $4.1 million gain from foreign exchange contracts which ceased to qualify as cash flow hedges in 2000. Unrealized gains/(losses) on foreign exchange contracts of ($20.9) million, $6.2 million and ($14.9) million, net of taxes of $6.6 million, $1.0 million and $5.1 million, were included as a separate component of accumulated other comprehensive income in 2002, 2001 and 2000. The Company anticipates that all gains and losses in accumulated other comprehensive income related to foreign exchange contracts will be reclassified into earnings by July 2004.

Interest Rate Risk Management / The Company uses interest rate swap agreements to manage its exposure to interest rate movements and to reduce borrowing costs. The Company's debt is composed of fixed-rate, long-term notes and variable-rate, short-term bank borrowings. Guidant manages this risk by using interest rate swap agreements to convert fixed-rate debt to variable-rate debt. The Company had an interest rate swap agreement outstanding with a notional amount of $175.0 million at December 31, 2002. Accordingly, interest rate fluctuations impact the fair value of long-term notes outstanding, which will be offset by corresponding changes in the fair value of the interest rate swap agreement. The fair value of the interest rate swap agreement is recorded within "Sundry" on the consolidated balance sheets. There were no interest rate swap agreements outstanding as of December 31, 2001.

Concentrations of Credit Risk / Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments, foreign exchange contracts, trade receivables and an interest rate swap agreement. The Company maintains cash and cash equivalents, investments, and certain other financial instruments with various major financial institutions or in high-credit quality commercial paper. The Company performs periodic evaluations of the relative credit standing of these financial institutions and companies and limits the amount of credit exposure with any one institution. Cash and cash equivalents include interest-bearing investments with maturities of three months or less. These investments consist primarily of A-1 and P-1 or better rated financial instruments and counterparties. Hospitals and other health-care providers account for a substantial portion of the trade receivables. Collateral for these receivables is generally not required. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion. The Company monitors the creditworthiness of customers to which it grants credit terms in the normal course of business.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but management believes this credit risk is limited by periodically reviewing the creditworthiness of the counterparties to the transactions.

Financial Instruments / The fair value of cash and cash equivalents, receivables and short-term debt approximate their carrying value due to their short-term maturities. The cost and estimated fair values of the Company's other significant financial instruments are as follows:

	2002		2001	
	Cost	Fair Value	Cost	Fair Value
Assets:				
Available-for-sale securities	$ 0.5	$ 0.1	$ 0.5	$ 0.3
Held-to-maturity securities	10.4	10.3	19.3	19.3
Other investments	46.7	46.7	27.9	27.9
Liabilities:				
Long-term notes	$361.7	$390.1	$347.6	$361.3
Foreign exchange contracts	–	($ 31.3)	–	$ 4.2
Interest rate swap agreement	–	$ 13.5	–	–

The Company determines fair values primarily based on quoted market values. A reasonable estimate of fair value was made using available market and financial information for long-term investments having no quoted market prices and is accounted for on a cost basis. The fair value of long-term debt was based on the current market rates for debt of similar maturity. The estimated fair values of foreign exchange contracts and the interest rate swap agreement are calculated using pricing models used widely in financial markets and include all foreign exchange contracts regardless of hedge designation. The estimates presented on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

Gross unrealized losses associated with available-for-sale securities of $0.4 million, $0.2 million and $0.3 million net of taxes of $0.1 million, $0.1 million and $0.1 million, were in accumulated other comprehensive income in 2002, 2001 and 2000. Sales of available-for-sale securities were $0 million, $1.2 million and $8.5 million with associated gains of $0 million, $0 million and $5.3 million in 2002, 2001 and 2000.

NOTE 14 / CONTINGENCIES

A discussion of the Company's policies with respect to legal proceedings and other loss contingencies is provided in "Significant Accounting Policies" of "Management's Discussion and Analysis of Results of Operations and Financial Condition."

On October 3, 1997, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, filed suit against the Company alleging that the sale of the Company's stent products infringes the Palmaz/Schatz patents owned by Cordis. On April 3, 2000, the parties agreed to dismiss all patent litigation between them and resolve remaining disputes in arbitration proceedings. As part of the agreement, each party received licenses to the other's patents involved in the disputes. The arbitration proceeding regarding the Palmaz/Schatz patents will resolve whether Cordis is entitled to damages based on a limited number of remaining claims under U.S. patent 4,733,762. A ruling is expected in mid 2003. In a separate arbitration, Guidant has asserted claims against Cordis under Guidant's Lau/Lam patents. The arbitration process commenced in the first quarter of 2002, with Guidant asserting claims under U.S. patents 5,514,154 and 6,066,167 relating to Cordis' BX VELOCITY and OMNI BX stents. An arbitration decision is expected in early 2004.

On February 18, 1998, Arterial Vascular Engineering, Inc. (now known as Medtronic AVE, Inc.), filed suit against the Company's subsidiary, Advanced Cardiovascular Systems, Inc. (ACS), in the District Court for Delaware alleging that the sale of the ACS MULTI-LINK Coronary Stent System infringes certain patents owned by Medtronic AVE. The suit is consolidated with a suit by ACS alleging infringement by Medtronic AVE of certain ACS stent patents. The Medtronic AVE complaint also alleges misappropriation of trade secrets and breach of a confidentiality agreement by ACS. In the lawsuit, Medtronic AVE is seeking injunctive relief and monetary damages and to invalidate ACS stent patents asserted against Medtronic AVE. The court approved a joint motion to stay the litigation until March 2003.

On December 30, 2002, Boston Scientific Corporation (Boston Scientific) filed suit against the Company in the Northern District of California alleging that the sale of the Company's stent delivery systems and balloon catheter angioplasty products sold

commercially beginning after May 16, 2000, including the MULTI-LINK ZETA, MULTI-LINK PENTA and AGIL-TRAC products, infringe certain patents owned by Boston Scientific. In the lawsuit, Boston Scientific is seeking injunctive relief and monetary damages.

On December 3, 2002, the Company filed suit in the Northern District of California claiming that Boston Scientific's Express 2 Monorail stent system infringes the Company's Lau patent directed to a rapid exchange stent delivery system. Boston Scientific subsequently filed a counterclaim alleging that the Company infringes five of Boston Scientific's patents. These patents relate to tri-fold balloons and balloons with stepped compliance. The counterclaim does not specify which products are being accused of infringement.

Except with respect to the matters described above, the outcomes of which could be material to the Company, the ultimate liability in excess of reserves associated with other matters (including the previously disclosed matters described below) is not expected to have a material effect on consolidated financial position or liquidity, but could possibly be material to the consolidated results of operations of any one period.

Guidant has been informed that it is a target of an investigation by the U.S. Department of Justice and the Office of Criminal Investigations of the FDA into matters relating to the Company's ANCURE ENDOGRAFT System for the treatment of AAA. In March 2001, the Company voluntarily halted production and sale of the product and performed a voluntary recall following the discovery of certain regulatory compliance deficiencies in the business unit responsible for the sales of the product. The product was returned to full market release in August 2001 with FDA approval. The Company is cooperating fully in the investigation.

The Company has also been served with a number of individual suits and is aware of the filing of additional suits alleging product liability related causes of action relating to the ANCURE System.

On June 15, 2000, Medtronic, Inc. (Medtronic) filed a declaratory judgment action against the Company and its subsidiary, Cardiac Pacemakers, Inc. (CPI), in the District Court for Minnesota requesting that the court rule that Medtronic does not infringe certain of CPI's patents for atrial fibrillation technology or that the patents are not valid. Subsequently, Guidant asserted additional patents related to atrial fibrillation technology against Medtronic in the same court. Currently, nine patents are being asserted against Medtronic in this consolidated litigation. Pretrial matters are scheduled through 2003.

On March 6, 2002, Pacesetter, Inc. (Pacesetter), a subsidiary of St. Jude Medical, Inc. (St. Jude) filed a lawsuit against CPI and Guidant Sales Corporation (GSC) in the Central District of California alleging that CPI and GSC have infringed Pacesetter patents covering various features of pacemakers and implantable defibrillators. On the Company's motion, the case has been transferred to the District Court for Minnesota. Currently four patents are at issue. Pacesetter is seeking injunctive relief, monetary damages and attorney fees. Pretrial matters are scheduled through 2003.

Anna Mirowski, Eli Lilly and Company and two Company subsidiaries, GSC and CPI, are plaintiffs in a patent infringement suit originally filed against St. Jude and its affiliates in November 1996 in the District Court in Indianapolis. The suit alleges that St. Jude's defibrillator products infringe patents licensed to CPI. In July 2001, a jury found that two of the licensed patents were valid and that St. Jude had infringed one, a patent that expired in March 2001. The jury awarded damages of $140 million against St. Jude. The Company did not record a gain. On February 13, 2002, the court, in ruling on a number of post-trial motions, reversed each of the three jury findings above, along with the jury award. The court awarded St. Jude certain post-trial fees and costs (in an immaterial amount), along with contingent expenses and attorney fees upon any retrial of the case if a retrial is required following any appeal of the court's rulings. The plaintiffs have filed an appeal in the Federal Circuit Court of Appeals.

On August 20, 2001, the Company and Cook Incorporated (Cook) announced that they had entered into agreements pursuant to which the Company's ACS subsidiary would act as worldwide exclusive distributor for a new paclitaxel coated coronary stent to be developed and manufactured by Cook. Boston Scientific alleges that the agreements appear to constitute actual and anticipatory breaches of a License Agreement with Angiotech Pharmaceuticals, Inc. (Angiotech) granting licenses to Boston Scientific and Cook. Pursuant to an agreement among the parties, all proceedings were dismissed except for a complaint filed by Cook against Boston Scientific in the Northern District of Illinois seeking a finding that Cook was not in breach of the Angiotech license. Boston Scientific counterclaimed, alleging breach of contract, seeking damages and injunctive relief preventing Cook from implementing its agreements with ACS. On June 13, 2002, in ruling on cross-motions for summary judgment, the court held in favor of Boston Scientific on the breach of contract issue, concluding that the distribution arrangement and processes for obtaining regulatory approvals were impermissible. On October 1, 2002, the court entered a permanent injunction prohibiting (a) any performance under or attempt to enforce the Cook agreements with ACS, (b) sales by Cook of paclitaxel coated stents in a manner inconsistent with the Angiotech agreement, and (c) any use for a commercial purpose (including obtaining regulatory approval) of the information, data or technology generated under the Cook agreements with ACS (including the DELIVER clinical trial results discussed below). Cook has appealed the court's rulings.

On July 30, 2002, following the Company's entry into a merger agreement with Cook Group Incorporated (corporate parent of Cook), the Company filed a complaint in the Northern District of Illinois seeking a declaratory judgment relating to rights available under the Angiotech license and the availability of clinical trial data. Boston Scientific subsequently filed a counterclaim alleging tortious interference with the Angiotech license. On January 2, 2003, the Company announced that the primary endpoint in the DELIVER clinical trial would not be met. Accordingly, the Company's merger agreement with Cook Group was terminated.

NOTE 15 / SELECTED QUARTERLY INFORMATION (UNAUDITED)

The following table summarizes the Company's operating results by quarter:

	2002				2001			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Net sales	$ 895.5	$ 827.4	$ 807.0	$ 709.7	$ 718.7	$ 661.6	$ 656.3	$ 671.0
Cost of products sold	211.2	205.7	208.0	172.1	172.2	165.0	155.6	169.5
Gross profit	684.3	621.7	599.0	537.6	546.5	496.6	500.7	501.5
Research and development	121.8	109.0	106.0	100.7	102.9	95.1	92.7	90.7
Purchased in-process research and development	48.4	–	–	6.8	15.0	–	–	–
Sales, marketing and administrative	270.2	252.6	248.7	221.7	219.4	200.0	212.9	203.1
Interest, net	(1.9)	0.1	1.7	4.1	6.0	7.1	9.0	9.4
Royalties, net	15.3	13.9	13.8	11.3	11.1	10.2	10.6	9.8
Amortization	3.4	3.4	3.2	3.2	11.3	10.8	11.0	10.8
Other, net	6.1	6.1	5.1	2.3	(5.0)	3.4	4.4	1.4
Litigation, net	31.9	–	(137.1)	–	–	(10.0)	–	–
Foundation contribution	–	–	40.0	–	–	10.0	–	–
Cook charge	60.6	–	–	–	–	–	–	–
Restructuring charge	–	–	31.0	–	–	–	–	–
Special product charges	–	–	–	–	–	–	–	25.0
Income before income taxes	128.5	236.6	286.6	187.5	185.8	170.0	160.1	151.3
Income taxes	36.1	61.5	81.8	48.0	50.7	47.6	44.8	40.1
Net income	$ 92.4	$ 175.1	$ 204.8	$ 139.5	$ 135.1	$ 122.4	$ 115.3	$ 111.2
Earnings per share–basic	$ 0.31	$ 0.58	$ 0.68	$ 0.46	$ 0.45	$ 0.41	$ 0.38	$ 0.37
Weighted average common shares outstanding–basic	302.63	302.09	301.48	300.76	299.88	299.25	301.22	303.10
Earnings per share–diluted	$ 0.31	$ 0.57	$ 0.67	$ 0.45	$ 0.44	$ 0.40	$ 0.38	$ 0.36
Weighted average common shares outstanding–diluted	305.01	305.40	306.22	307.32	306.99	302.85	305.56	309.44
Common stock prices:								
High	$ 32.89	$ 38.50	$ 42.84	$ 51.00	$ 51.50	$ 40.09	$ 46.00	$ 55.13
Low	$ 25.00	$ 27.10	$ 28.70	$ 37.30	$ 38.20	$ 26.90	$ 33.00	$ 43.76

Selected Consolidated Financial Data

GUIDANT CORPORATION

Year Ended December 31	2002[1]	2001[1]	2000[1]	1999[2]	1998[3]
In millions, except per share and other data					
Operations:					
Net sales	$3,239.6	$2,707.6	$2,548.7	$2,352.3	$1,913.1
Cost of products sold	797.0	662.3	604.1	578.1	429.2
Gross profit	2,442.6	2,045.3	1,944.6	1,774.2	1,483.9
Research and development	437.5	381.4	353.2	323.0	287.5
Purchased in-process research and development	55.2	15.0	–	49.0	118.7
Sales, marketing and administrative	993.2	835.4	748.8	702.4	580.3
Net income (loss)	$ 611.8	$ 484.0	$ 374.3	$ 341.2	($ 24.8)
Earnings (loss) per share–basic	$ 2.03	$ 1.61	$ 1.24	$ 1.14	($ 0.08)
Earnings (loss) per share–diluted	$ 2.00	$ 1.58	$ 1.21	$ 1.10	($ 0.08)
Weighted average shares outstanding–diluted	305.99	306.22	310.11	310.89	299.64
Cash dividends declared per share[4]	–	–	–	–	$ 0.025

December 31	2002	2001	2000	1999	1998
Financial Position:					
Working capital	$1,437.4	$ 759.2	$ 453.1	$ 177.6	$ 202.0
Current ratio	2.7:1	2.0:1	1.6:1	1.2:1	1.3:1
Capital expenditures, net	141.1	149.1	159.9	175.1	117.6
Total assets	3,716.1	2,916.8	2,521.4	2,250.2	1,619.3
Borrowings	368.5	760.0	808.9	887.7	444.5
Borrowings as a percentage of total capitalization	13.7%	33.0%	40.6%	50.6%	42.8%
Shareholders' equity	2,321.8	1,545.8	1,183.5	867.3	593.9
Book value per share	$ 7.59	$ 5.05	$ 3.82	$ 2.79	$ 1.98
Other Data:					
Effective income tax rate[5]	26.0%	28.0%	32.0%	35.4%	36.8%
Full-time employee equivalents	12,540	12,076	10,452	9,157	7,654
Common shareholders of record	5,790	5,866	5,797	6,151	4,761

1 See Overview of Consolidated Operating Results on page 25 for a description of the special items in 2002, 2001 and 2000.

2 Net income and EPS include:
- $31.1 million related to transition pay for manufacturing and nonmanufacturing personnel of Intermedics and the impact of purchase accounting valuation adjustments required for inventory acquired from Sulzer Medica, Ltd
- $49.0 million IPRD recorded in conjunction with the acquisition of Intermedics
- $21.9 million merger-related costs in connection with the acquisition of CardioThoracic Systems, Inc. (CTS)
- $20.2 million contribution to Guidant Foundation
- $13.6 million other income in connection with one-time gains on an equity investment, net of the loss on the sale of the general surgery product line
- Adjustments to the tax provision for a change in the tax code related to net operating loss carryforwards
- Cumulative effect of a change in accounting principle, net of taxes of $3.3 million
- $42.1 million tax impact of special items

3 Net income and EPS include:
- $118.7 million IPRD recorded in conjunction with the acquisitions of InControl, Inc. and NeoCardia, LLC
- $0.7 million restructuring charge in connection with the closure of a German subsidiary of CTS
- $200.0 million charge related to the settlement of litigation with Sulzer Medica, Ltd
- $60.0 million charge that settled lawsuits with C.R. Bard, Inc.
- $9.2 million expense related to patent infringement damage
- $40.0 million noncash impairment charge on general surgery goodwill related to the patent infringement damages
- $66.3 million tax impact of special items

4 The Company's Board of Directors declared a second quarter dividend for 2003 of $.08 per share on outstanding common stock. The dividend is payable June 30, 2003, to shareholders of record on June 16, 2003.

5 Excludes all special items.

Report of Management

GUIDANT CORPORATION

The management of Guidant Corporation is responsible for the integrity and objectivity of the accompanying financial statements and related information. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. and include amounts based on judgments and estimates by management.

Management maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. The design, monitoring and revision of the system of internal accounting controls involves, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. The effectiveness of the control system is supported by the selection, retention and training of qualified personnel, an organizational structure that provides an appropriate division of responsibility, and formalized procedures. The system of internal accounting controls is periodically reviewed and modified in response to changing conditions. An internal audit staff regularly monitors, on a worldwide basis, the adequacy and effectiveness of internal accounting controls.

In addition to the system of internal accounting controls, management maintains corporate policy guidelines that help monitor proper overall business conduct, possible conflicts of interest, compliance with laws, and confidentiality of proprietary information. The guidelines are documented in the Guidant Code of Business Conduct and are reviewed on a periodic basis with members of management worldwide.

The Audit Committee of the Board of Directors, consisting solely of outside directors, appoints the independent auditors and receives and reviews the reports submitted by them. The Audit Committee meets several times during the year with management, the internal auditors and the independent auditors to discuss audit activities, internal controls and financial reporting matters. The internal auditors and the independent auditors have full and free access to the Audit Committee.

RONALD W. DOLLENS / PRESIDENT AND CHIEF EXECUTIVE OFFICER

KEITH E. BRAUER / VICE PRESIDENT, FINANCE / CHIEF FINANCIAL OFFICER

Report of Independent Auditors

Board of Directors and Shareholders
Guidant Corporation

We have audited the accompanying consolidated balance sheets of Guidant Corporation and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Guidant Corporation and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

INDIANAPOLIS, INDIANA / JANUARY 23, 2003

BOARD OF DIRECTORS

James M. Cornelius
Chairman of the Board (non-executive) / Guidant Corporation

Maurice A. Cox, Jr. (1 3)
President, Chief Executive Officer / The Ohio Partners, LLC

Nancy-Ann Min DeParle (2 3 4)
Senior Advisor / J.P. Morgan Partners, LLC
Adjunct Professor / The Wharton School, University of Pennsylvania

Ronald W. Dollens (2)
President, Chief Executive Officer / Guidant Corporation

Enrique C. Falla (1 **5**)
President / Falla, Smith & Associates, Inc.

Michael Grobstein (**1** 3)
Retired Vice Chairman / Ernst & Young LLP

J.B. King (4)
Counsel / Baker & Daniels

Susan B. King (2 5)
Chairman, The Leadership Initiative / Duke University

J. Kevin Moore (1 2)
Senior Vice President, Strategic Planning / Advanced Medical Productions

Mark Novitch, M.D. (2 4)
Retired Vice Chairman / The Upjohn Company

Eugene L. Step (3 5)
Retired Director, Executive Vice President, President of the Pharmaceutical Division / Eli Lilly and Company

Ruedi E. Wäger, Ph.D. (**2** 4)
President, Chief Executive Officer / Aventis Behring LLC

August M. Watanabe, M.D. (**4** 5)
Executive Vice President, Science and Technology / Eli Lilly and Company

1 Audit Committee
2 Compliance Committee
3 Corporate Governance Committee
4 Science and Technology Strategy Committee
5 Management Development and Compensation Committee
Bold denotes committee chair

OFFICERS

Ronald W. Dollens
President, Chief Executive Officer

A. Jay Graf
Group Chairman / Office of the President

Guido J. Neels
Group Chairman / Office of the President

Mark C. Bartell
President / U.S. Sales Operations

Keith E. Brauer
Vice President / Finance, Chief Financial Officer

Maria Degois-Sainz
President / Cardiac Surgery

Ginger L. Graham
Advisor to President and CEO

Beverly A. Huss
President / Endovascular Solutions

Ronald K. Lattanze
President / Japan

Cynthia L. Lucchese
Vice President, Treasurer

Kathleen M. Lundberg
Chief Compliance Officer

Roger Marchetti
Vice President / Human Resources

Peter J. Mariani
Vice President, Corporate Controller, Chief Accounting Officer

William F. McConnell, Jr.
Vice President, Chief Information Officer

R. Frederick McCoy, Jr.
President / Cardiac Rhythm Management

Dana G. Mead, Jr.
President / Vascular Intervention

Debra F. Minott
Vice President, General Counsel, Secretary

Rodney R. Nash
Vice President / Japan, Asia Pacific, Latin America

Ronald N. (Nicky) Spaulding
President / Europe, Middle East, Africa, Canada

CORPORATE HEADQUARTERS

Guidant World Headquarters
Guidant Corporation
111 Monument Circle, #2900
Indianapolis, IN 46204-5129

Guidant Europe
Guidant Europe SA
Park Lane
Culliganlaan 2B
1831 Diegem
Belgium

Guidant Japan
Guidant Japan KK
Shin Aoyama Bldg., East 4F
1-1-1, Minami-Aoyama
Minato-ku, Tokyo 107-0062
Japan

Guidant Asia Pacific
Guidant Hong Kong
Suite 2201 Mass Mutual Tower,
38 Gloucester Road
Wanchi
Hong Kong

Guidant Australia
Guidant Australia Pty Ltd
Level 1, 4 Inglewood Place
Baulkham Hills NSW 2153
Australia

Guidant Canada
Guidant Canada Corporation
505 Apple Creek Blvd. Unit 4
Markham, Ontario L3R 5B1
Canada

Guidant Latin America
Guidant do Brasil Ltda
Avendia das Nacões Unidas
nº 10989, room 141
Vila Olimpia, São Paulo 04578-000
Brazil

GUIDANT OPERATING LOCATIONS

St. Paul, Minnesota
4100 Hamline Avenue North
St. Paul, MN 55112-5798

Santa Clara, California
3200 Lakeside Drive
Santa Clara, CA 95054-2807

Temecula, California
26531 Ynez Road
Temecula, CA 92591-4628

Menlo Park, California
1525 O'Brien Drive
Menlo Park, CA 94025

Houston, Texas
8934 Kirby Drive
Houston, TX 77054-2820

Clonmel, Ireland
Cashel Road, Clonmel
Co. Tipperary
Ireland

Dorado, Puerto Rico
Guidant Puerto Rico BV
Road 698, Lot No. 12
Dorado, Puerto Rico 00646

Redmond, Washington
6645 185th Avenue NE, Suite 100
Redmond, WA 98052

CORPORATE INFORMATION

Annual Meeting
The annual meeting of shareholders will be held at the Hilbert Circle Theatre, 45 Monument Circle, Indianapolis, Indiana, on May 19, 2003. Formal notice of the meeting, together with the proxy statement and proxy card, will be mailed to each holder of record of common stock as of March 11, 2003.

10-K Report
The Company's Annual Report to the Securities and Exchange Commission on Form 10-K will be available and may be obtained without charge upon written request to the Company Secretary at the address shown below:

Guidant Corporation
111 Monument Circle, #2900
P.O. Box 44906
Indianapolis, Indiana
46244-0906
phone: 317-971-2000
fax: 317-971-2040
Internet address: www.guidant.com

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island
02940-3069

Private Courier / Registered Mail:
EquiServe Trust Company, N.A.
150 Royall Street
Canton, Massachusetts 02021
phone: 888-756-3638
TDD: 800-952-9245
Internet address: www.equiserve.com

Stock Exchange Listings
New York Stock Exchange
Symbol: GDT

GUIDANT

Guidant Corporation pioneers lifesaving technology, giving an opportunity for better life today to millions of cardiac and vascular patients worldwide. The company, driven by a strong entrepreneurial culture of 11,000 employees, develops, manufactures and markets a broad array of products and services that enable less invasive care for some of life's most threatening medical conditions. Guidant Corporation shares are traded on the New York Stock Exchange under the symbol GDT. For more information about Guidant's products and services visit our Web site www.guidant.com.

GUIDANT

IT'S A GREAT TIME TO BE ALIVE

www.guidant.com



GB7098